# FNB Bancorp

PE
12-31-03

04025547



# Annual Report 2003

# FNB BANCORP

## BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C. McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

NEIL J. VANNUCCI
Director, U. S. Concrete

EDWARD J. WATSON
Attorney

DANIEL J. MODENA
Attorney

LISA ANGELOT
Property Manager

R. ALBERT ROENSCH
Retired Banking Executive

## OFFICERS

THOMAS C. McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

# FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

## BOARD OF DIRECTORS

**MICHAEL R. WYMAN**
Chairman of the Board

**THOMAS C. McGRAW**
Chief Executive Officer
Secretary of the Board

**JIM D. BLACK**
President

**ANTHONY J. CLIFFORD**
ExecutiveVice President
Chief Operating Officer

**NEIL J. VANNUCCI**
Director, U.S. Concrete

**EDWARD J. WATSON**
Attorney

**DANIEL J. MODENA**
Attorney

**LISA ANGELOT**
Property Manager

**R.ALBERT ROENSCH**
Retired Banking Executive

## RETIRED DIRECTOR

**THOMAS G. ATWOOD, D.D.S.**
Director Emeritus

## OFFICERS ADMINISTRATION

THOMAS C.McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

CHARLES R. KEY
Senior Vice President
Director Information Systems

KRISTINE GODDARD
Senior Vice President
Branch Administrator

JEAN JAUREGUI
Senior Vice President
Central Services Manager

MADELEINE LINDSAY
Vice President
Compliance Officer

MALCOLM A. MORRIS
Vice President
Controller

MIKE BREST
Vice President
Assistant Director
Information Systems

EDWIN T. ARRIOLA
Vice President
Human Resources Manage

MARSHA MURRAY
Vice President
Information Systems
Computer Operations Manager

JEAN SIGUA
Vice President
Branch Operations Administrator

ELIZABETH ARGUELLO
Vice President
Sales & Service Manager

GEORGE M. VENEZIA
Assistant Vice President
Purchasing/Facilities Manager

GINA MORALES
Assistant Vice President
Financial Officer

GWEN BRANDT
Assistant Vice President
Operations Control Manager

MICHELLE McGHEE
Assistant Vice President
Card Services Manager

MICHAEL NIGHTINGALE
Assistant Vice President
Network Supervisor

TERENCE YU
Assistant Vice President
Accounting Officer

BRENDA SHOOMILOFF
Assistant Vice President
Training Coordinator

CAROLYN ARIAS
Bank Officer
Senior Payroll & Benefits Specialist

EVELYN CAKEBREAD
Bank Officer
ACH/EFT Specialist

GLORIA FLORES
Bank Officer
Wire Transfer Specialist

SHIRLEY CABANERO
Bank Officer
Finance Officer

MAUNG TUN LIN
Bank Officer
Computer Operator

JANNELLE SANTIAGO
Bank Officer
SQL Programmer

LAURIE LIN
Bank Officer
Computer Operator

AMIT HADA
Bank Officer
Computer Operator

NOEL SEMBRANO
Bank Officer
Item Processing Supervisor

LORENA PENA
Bank Officer
Statement Services Supervisor

TAUSEEF RAZA
Bank Officer
Electronic Banking

GRACE TURLA
Bank Officer
Operations Supervisor

JEANNENE MINNIX-RUBINO
Bank Officer
Special Projects

SHERRIE LANDERITO
Branch Officer
Operations Supervisor

BAXTER CASTILLO
Branch Officer
Operations Supervisor

## COMMERCIAL BANKING DIVISION

EDWARD CRUZ
Vice President
Commercial Banking Officer

## CREDIT ADMINISTRATION

BILL TECSON
Senior Vice President
Credit Administrator

CATHY KANGASNIEMI
Vice President
Note Department Manager

FRANK VARGAS
Assistant Vice President
Assistant Note Department Manager

## LOAN ADMINISTRATION

RANDY BRUGIONI
Senior Vice President
Senior Loan Officer

KATHY CASTOR
Vice President
Commercial Loan Officer

TONY D'ECA
Vice President
Commercial Loan Officer

REINA CEJA
Vice President
Commercial Loan Officer

BEN EZEKWESILI
Vice President
Commerical Loan Officer

TERRY WARD
Vice President
Commercial Loan Officer

DIANE BOICELLI
Assistant Vice President
Commercial Banking Officer

ROGER TAKI
Assistant Vice President
Commercial Loan Officer

ZAID KHAN
Bank Officer
Construction Loan
Disbursement Specialist

**ADMINISTRATION OFFICE**
**975 El Camino Real, South San Francisco, California 94080**
**Telephone (650) 588-6800**
**Fax (650) 588-9695**

## BRANCHES

### DALY CITY
**6600 Mission Street, Daly City, California 94014**
**Telephone (650) 992-8800**

GARY CAKEBREAD
Vice President
Branch Manager

OLIVIA VEGA
Branch Officer
Operations Supervisor

HAYGAN KALOUSTIAN
Branch Officer
Operations Supervisor

### EUREKA SQUARE
**210 Eureka Square, Pacifica, California 94044**
**Telephone (650) 359-5500**

JAYE HUNT
Branch Officer
Branch Manager

ERNESTO SALAK
Branch Officer
Operations Supervisor

### SOUTH SAN FRANCISCO
**211 Airport Boulevard, South San Francisco, California 94080**
**Telephone (650) 873-0211**

MATTHEW BUTLER
Assistant Vice President
Branch Manager

TAUAVA HISATAKE
Branch Officer
Operations Supervisor

### MILLBRAE / SAN BRUNO
**1551 El Camino Real, Millbrae, California**
**Telephone (650) 871-4400**

CYNTHIA SILVA
Assistant Vice President
Branch Manager

MARINA TOLENTINO
Branch Officer
Operations Supervisor

### BURI BURI
**975 El Camino Real, South San Francisco, California 94080**
**Telephone (650) 583-8450**

GARRETT MOORE
Vice President
Branch Manager

FARIDA KHALID
Assistant Vice President
Operations Supervisor

**HALF MOON BAY**
**736 Main Street, Half Moon Bay, California 94019**
**Telephone (650) 726-6373**

| | | |
|---|---|---|
| JOHN ABE<br>Vice President<br>Branch Manager | JUILE CROSBY<br>Branch Officer<br>Operations Supervisor | LUIS MONCADA-REYES<br>Branch Officer<br>Operations Supervisor |

**LINDA MAR**
**1450 Linda Mar Shopping Center, Pacifica, California 94044**
**Telephone (650) 359-5811**

| | |
|---|---|
| HEM PATEL<br>Branch Officer<br>Branch Manager | TANIA ORTEGA<br>Branch Officer<br>Operations Supervisor |

**COLMA***
**1300 El Camino Real, Colma, California 94014**
**Telephone (650) 997-3100**

| | |
|---|---|
| PAMELA WARREN<br>Assistant Vice President<br>Branch Manager | MOHINI MADHWAN<br>Branch Officer<br>Operations Supervisor |

**REDWOOD CITY***
**700 El Camino Real, Redwood City, California 94063**
**Telephone (650) 299-0700**

| | |
|---|---|
| BRIAN PALTER<br>Assistant Vice President<br>Branch Manager | ORLANDO ORONCE<br>Branch Officer<br>Operations Supervisor |

**SAN MATEO**
**150 East Third Avenue, San Mateo, California 94401**
**Telephone (650) 340-1033**

| | |
|---|---|
| STACY DIEP<br>Assistant Vice President<br>Branch Manager | MY NGUYEN<br>Branch Officer<br>Operations Supervisor |

**PESCADERO****
**239 Stage Road, P.O. Box 70, Pescadero, California 94060**
**Telephone (650) 879-0785**

| | |
|---|---|
| JOHN ABE<br>Vice President<br>Branch Manager | VERONICA RAMIREZ<br>Branch Officer<br>Operations Supervisor |

**Branches Open:**
**Monday through Thursday 9am-5pm; Friday 9am-6pm; Saturday 9am-1pm**

**Except:**
***Monday thru Friday 9am-6pm**
**** Monday thru Thursday 9am-4pm; Friday 9am-6pm**
***** Monday thru Friday 7am-Noon**

# DEPOSITS


MILLIONS
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
0
93
94
95
96
97
98
99
00
01
02
03

| DEPOSITS (000) | 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 177,589 | 183,896 | 189,052 | 217,233 | 256,490 | 280,589 | 305,361 | 330,457 | 344,079 | 347,406 | 374,214 |

# ASSETS


MILLIONS
450
425
400
375
350
325
300
275
250
225
200
175
150
125
100
0
93
94
95
96
97
98
99
00
01
02
03

| ASSETS (000) | 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 201,959 | 209,682 | 217,812 | 248,587 | 290,733 | 321,031 | 348,054 | 379,102 | 397,388 | 401,834 | 429,448 |

# LOANS



MILLIONS
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
93
94
95
96
97
98
99
00
01
02
03


| | 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| LOANS (000) | 124,457 | 129,335 | 141,532 | 146,159 | 182,938 | 203,884 | 237,062 | 229,669 | 288,067 | 284,889 | 312,929 |

# CAPITAL



MILLIONS
52
50
48
46
44
42
40
38
36
34
32
30
28
26
24
22
20
18
16
14
12
10
0
93
94
95
96
97
98
99
00
01
02
03


| | 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CAPITAL (000) | 22,522 | 24,247 | 27,159 | 29,407 | 32,098 | 35,761 | 37,507 | 43,128 | 46,523 | 51,203 | 51,987 |

# FNB Bancorp

April 5, 2004

Dear Shareholder:

On behalf of First National Bank of Northern California thank you for taking the time to review our annual report for 2003. This past year provided our Bank with many challenges and opportunities. As you know, interest rates remained low for a second year and the result was continued downward pressure on our margins. At our Executive Management/Board retreat in late 2002 a commitment was made to identify, reduce and where appropriate, eliminate non-essential expenses during 2003. After careful analysis and review we made a number of strategic decisions that included closing our Flower Mart Branch in San Francisco, eliminating the offsite ATM's at three Junior Colleges, outsourcing our currier system, instituting an employee-hiring freeze and eliminating the Marketing Department. Through attrition we reduced our work force from approximately 190 full time equivalents to 165. We continually monitor all areas of our operation to make certain that our service does not suffer from these reductions.

This organizational assessment, coupled with the addition of ProfitVision cost accounting software has allowed us to more accurately identify, on a departmental and system wide basis, our income and expense sources. With this information we have been able to adjust our business strategies to maximize revenue. 2003 also saw the Bank devoting more resources to compliance. Federal regulations such as the Gramm, Leach Bliley Act, the USA Patriot Act and the Sarbanes-Oxley Act require all banks to protect customer privacy, assist the federal government in ensuring that terrorists are not using the United States banking system and promoting accounting reform to improve corporate governance standards. While these regulations necessitate more staffing time and procedures, the Bank is actively complying with both the spirit and intent of these laws. FNB Bancorp's Board of Directors initiated a Stock Repurchase Plan in 2003 and as of this date has repurchased and retired approximately 52,160 shares of the Bank's stock.

The following are the Bank's financial results for 2003. The Bank ended 2003 with earnings of $4,141,000.00, resulting in basic earnings per share of $1.63 and diluted earnings per share of $1.61 compared to 2002 earnings of $4,814,000.00 and $1.88 in earnings per share. Our return on average assets in 2003 was 1.00%, compared to 1.17% in 2003 and our return on beginning equity was 8.09%, compared to 9.87% in 2003. In 2003, the Bank paid out four quarterly cash dividends of twelve cents each and a special dividend of twelve cents for a total annual dividend of sixty cents. In addition, the Bank issued a five percent stock dividend.

975 El Camino Real • South San Francisco CA 94080 • FAX (650) 588-9695 • (650) 588-6800

# FNB Bancorp

As we move into 2004 the economic outlook is still somewhat unclear. While we anticipate there may be some interest rate movement upward we continue to monitor our overhead and control our expenses as well as focus on new business development. In late 2003 we remodeled our Redwood City branch and in February of 2004 we moved into our new location in San Mateo, at 150 East Third Avenue. In 2004 the Bank is introducing a number of new products and services; Check Imaging, On-Line Bill Pay for consumers, and the "Family Value Banking" package that provides a number of checking account choices for each customer's banking needs. Electronic banking continues to expand, and as more consumers and businesses move to electronic banking via the internet First National Bank has the technology in place to safely and securely deliver products and services to our customers. While we still believe in and support the branch system, the increasing use of electronic banking also reduces our costs in serving our customers. We see continued growth in internet banking and also use our website to introduce our products and services to those who are not yet customers. Please stop by our website for a visit at www.fnbnorcal.com. We hope to see you at this year's shareholder meeting on Wednesday, May 19, 2004 at the Basque Cultural Center in South San Francisco. All the best for a fulfilling 2004 and thank you for your continued support of First National Bank of Northern California!

Sincerely,

Thomas C. McGraw
Chief Executive Officer

975 El Camino Real • South San Francisco CA 94080 • FAX (650) 588-9695 • (650) 588-6800

(THIS PAGE INTENTIONALLY LEFT BLANK)

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# FORM 10-K

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, or

[ ] Transition report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934

Commission File No. 000-49693

# FNB BANCORP

(Exact name of registrant as specified in its charter)

| California | 92-2115369 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer ID Number) |

| 975 El Camino Real, South San Francisco, California | 94080 |
|---|---|
| (Address of principal executive offices) | (Zip code) |

(650) 588-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ x ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [ x ]

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $58,126,136

Number of shares outstanding of each of the registrant's classes of common stock, as of March 26, 2004

No par value Common Stock – 2,514,060 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 14 from Registrant's definitive proxy statement for the 2004 annual meeting of shareholders.

## PART I

## ITEM 1. BUSINESS

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are certain written and oral statements made or incorporated by reference from time to time by FNB Bancorp or its representatives in this document or other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include words such as "anticipate," "believe," "plan," "estimate," "seek," and "intend," and words of similar import are intended to identify forward-looking statements. Changes to such risks and uncertainties, which could impact future financial performance, include, among others, (1) competitive pressures in the banking industry; (2) changes in the interest rate environment; (3) general economic conditions, nationally, regionally and in operating market areas; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) data processing problems; and (8) the U. S. "war on terrorism" and any U.S. military action in the Middle East. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of FNB Bancorp and its subsidiary, First National Bank of Northern California.

All forward-looking statements of FNB Bancorp are qualified by and should be read in conjunction with such risk disclosure. FNB Bancorp undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

### General

FNB Bancorp (sometimes referred to herein as the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. Its principal office is located at 975 El Camino Real, South San Francisco, California 94080, and its telephone number is (650) 588-6800.

The Company owns all of the issued and outstanding shares of common stock of First National Bank of Northern California, a national banking association ("First National Bank" or the "Bank"). The Company has no other subsidiary.

The Bank was organized in 1963 as "First National Bank of Daly City." In 1995, the shareholders approved a change in the name to "First National Bank of Northern California." The administrative headquarters of the Bank is located at 975 El Camino Real, South San Francisco, California. The Bank is locally owned and presently operates eleven full service banking offices within its primary service area of San Mateo County, in the cities of Colma, Daly City, South San Francisco, Millbrae, Pacifica, Half Moon Bay, San Mateo, Redwood City and Pescadero. The Bank also provides reduced services since August 2003 for the City and County of San Francisco through its Flower Mart facility in San Francisco These are limited to a night drop and an ATM machine. The Bank's primary business is servicing the business or commercial banking needs of individuals and small to mid-sized businesses within San Mateo and San Francisco Counties.

The Bank is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The Federal Deposit Insurance Corporation insures the deposits of the Bank up to the applicable legal limits. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. The regulations of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency govern many aspects of the Bank's business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. The Bank is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law. See "Supervision and Regulation" below.

First National Bank offers a broad range of services to individuals and businesses in its primary service area with an emphasis upon efficiency and personalized attention. First National Bank provides a full line of business financial products with specialized services such as courier, appointment banking, and business internet banking. The Bank offers personal and business checking and savings accounts, including individual interest-bearing negotiable orders of withdrawal ("NOW"), money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks and computer cash management with access through the internet. First National Bank also makes available commercial, standby letters of credit, construction, accounts receivable, inventory, automobile, home improvement, residential real estate, commercial real estate, single family mortgage, Small Business Administration, office equipment, leasehold improvement and consumer loans as well as overdraft protection lines of credit. In addition, the Bank sells travelers checks and cashiers checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services. During 2003, the Bank added Debit Card and Online Banking, while the Bill Payment product will be introduced in 2004.

Most of First National Bank's deposits are obtained from commercial businesses, professionals and individuals. As of December 31, 2003, First National Bank had a total of 23,441 accounts. On occasion, the Bank has obtained deposits through deposit brokers for which it pays a broker fee. As of December 31, 2003, First National Bank had no such deposits. There is no concentration of deposits or any customer with 5% or more of First National Bank's deposits.

At December 31, 2003, the Company had total assets of $429,448,000, total net loans of $312,929,000, deposits of $374,214,000 and shareholders' equity of $51,987,000. The Company competes with approximately 23 other banking or savings institutions in its service areas. The Company's market share of Federal Deposit Insurance Corporation insured deposits in the service area of San Mateo County is approximately 2.26% (based upon the most recent information available by the Federal Deposit Insurance Corporation through June 30, 2003). See "Competitive Data" below.

Employees

At December 31, 2003, The Company employed 163 persons on a full-time basis. The Company believes its employee relations are good. The Company is not a party to any collective bargaining agreement.

Available Information

FNB Bancorp and First National Bank maintain an Internet website at http://www.FNBNORCAL.com. The Company's annual report on form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available free of charge on or through such website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Information on such website is not incorporated by reference into this report.

## SUPERVISION AND REGULATION

General

FNB Bancorp. The common stock of FNB Bancorp is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. FNB Bancorp has registered its common stock under Section 12 (g) of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports with the Securities and Exchange Commission.

FNB Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the "Board of Governors"). FNB Bancorp is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, FNB Bancorp would own or control more than 5% of the voting shares of such bank. The

Bank Holding Company Act prohibits FNB Bancorp from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

FNB Bancorp, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of the Company within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by First National Bank to its affiliates, and (b) on investments by First National Bank in affiliates' stock as collateral for loans to any borrower. FNB Bancorp and First National Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors under the Federal Reserve Act require that reserves be maintained by First National Bank in conjunction with any liability of FNB Bancorp under any obligation (promissory note, acknowledgment of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to First National Bank for use in its banking business, or to maintain the availability of such funds.

First National Bank of Northern California. As a national banking association licensed under the national banking laws of the United States, First National Bank is regularly examined by the Office of the Comptroller of the Currency and is subject to the supervision of the Federal Deposit Insurance Corporation, the Board of Governors, and the Office of the Comptroller of the Currency. The supervision and regulation includes comprehensive reviews of all major aspects of First National Bank's business and condition, including its capital ratios, allowance for possible loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. First National Bank is required to file reports with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. First National Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the applicable legal limits.

Capital Standards.

The Board of Governors, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency have adopted risk-based guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, First National Bank is required to maintain (and FNB Bancorp and First National Bank will be required to maintain) capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss allowance.

Assets, commitments to extend credit, and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of those loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of those loans.

Under the risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in the case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a minimum risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

A leverage capital standard was adopted as a supplement to the risk-weighted capital guidelines. Under the leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the Federal Deposit Insurance Corporation have also adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2003, the Company was in compliance with the risk-weighted capital and leverage ratios. See "Capital" under Item 7 below.

Prompt Corrective Action

The Board of Governors, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" – consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" – consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of les than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" – consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" – consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions that are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized". FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without prior regulatory approval and regulators must prohibit a critically undercapitalized institution from taking certain other actions without prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Additional Regulations

Under the FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. The FDICIA further generally prohibits an insured bank from engaging as a principal in any activity that is impermissible for a national bank, absent Federal Deposit Insurance Corporation determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that such bank is, and will continue to be, within applicable capital standards.

The Federal Financial Institutions Examination Council ("FFIEC") on December 16, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. First National Bank has a current rating of "satisfactory" for CRA compliance.

Limitation on Dividends

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.

FNB Bancorp. FNB Bancorp has declared and paid cash dividends for eight consecutive quarters, commencing with the second quarter of 2002. Future dividends will continue to be determined after consideration of FNB Bancorp's earnings, financial condition, future capital funds, regulatory requirements and other factors such as the board of directors may deem relevant. It is the intention of FNB Bancorp to pay cash dividends, subject to legal restrictions on the payment of cash dividends and depending upon the level of earnings, management's assessment of future capital needs and other factors to be considered by the FNB Bancorp board of directors.

The California General Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California General Corporation Law further provides that, in the event sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, it meets two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for those fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

First National Bank of Northern California. FNB Bancorp, as First National Bank's sole shareholder is entitled to receive dividends when and as declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the National Bank Act.

The payment of cash dividends by First National Bank may be subject to the approval of the Office of the Comptroller of the Currency, as well as restrictions established by federal banking law and the Federal Deposit Insurance Corporation. Approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by First National Bank's board of directors in any calendar year will exceed First National Bank's net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock. Additionally, the Federal Deposit Insurance Corporation and/or the Office of the Comptroller of the Currency, might, under some circumstances, place restrictions on the ability of a bank to pay dividends based upon peer group averages and the performance and maturity of that bank.

## COMPETITION

### Competitive Data

Larger banks may have a competitive advantage over First National Bank because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services, international banking, discount brokerage and insurance services, which First National Bank is not authorized nor prepared to offer currently. First National Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers. For borrowers requiring loans in excess of First National Bank's legal lending limits, First National Bank has offered, and intends to offer in the future, such loans on a participating basis with its correspondent banks and with other independent banks, retaining the portion of such loans which is within its lending limits. As of December 31, 2003, First National Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $8,271,000 on an unsecured basis and $13,785,000 on a fully secured basis, based on regulatory capital of $55,141,000.

First National Bank's business is concentrated in its service area, which primarily encompasses San Mateo County. The economy of First National Bank's service area is dependent upon government, manufacturing, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon the June 2003 Deposit and Market Share Report prepared by California Banksite Corporation, there were 147 commercial and savings banking offices in San Mateo County with a total of $15,508,900,000 in deposits at June 30, 2003. First National Bank had a total of 11 offices with total deposits of $354,430,000 at the same date, or 2.29% of the San Mateo County totals. At December 31, 2002, there were 152 commercial and savings banking offices in San Mateo County with total deposits of $15,008,680,000, while First National Bank had $347,820,000, or 2.32% of the San Mateo County totals.

In 1996, pursuant to Congressional mandate, the Federal Deposit Insurance Corporation reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the risk-based assessment rate schedule, First National Bank's current capital ratios and level of deposits, First National Bank anticipates no change in the assessment rate applicable to it during 2004 from that in 2003.

General Competitive Factors

In order to compete with the financial institutions in their primary service areas, community banks such as First National Bank use to the fullest extent possible, the flexibility which is accorded by their independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. They also seek to provide special services and programs for individuals in their primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture and tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed their respective lending limits, they seek to arrange for such loans on a participation basis with other financial institutions. They also assist those customers requiring services not offered by the bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest rate paid by a bank to obtain deposits and other borrowings and the interest rate received by a bank on loans extended to customers and on securities held in a bank's portfolio comprise the major portion of a bank's earnings.

Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The interest rate differentials of a bank, and therefore its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on First National Bank are not predictable.

Legislative and Regulatory Impact

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the Office of the Comptroller of the Currency and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The Office of the Comptroller of the Currency has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the Office of the Comptroller of the Currency to engage in an activity through a subsidiary in which First National Bank itself may not engage.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "Act"), which is potentially the most significant banking legislation in many years. The Act eliminates most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall"). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities.

The Act repeals Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now, among other matters, acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the Act.

Prior to the Act, significant restrictions existed on the affiliation of banks with securities firms and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The Act removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies which qualify as financial holding companies can now, among other matters, insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such an effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that federal financial institution and securities regulatory agencies prescribe regulation to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Neither FNB Bancorp nor First National Bank has determined whether or when they may seek to acquire and exercise new powers or activities under the Act, and the extent to which competition will change among financial institutions affected by the Act has not yet become clear.

## RECENT LEGISLATION

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313 (a) of the Patriot Act prohibits any insured financial institution such as the Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313 (a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319 (b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and the Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313 (a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

Sarbanes-Oxley Act of 2002

President George W. Bush signed the Sarbanes-Oxley Act of 2002 (the "Act") on July 30, 2002, which responds to recent issues in corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.

Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.

Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.

Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.

Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.

Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics. The disclosure obligation became effective for fiscal years ending on or after July 15, 2003. The ethics code must contain written standards that are reasonably designed to deter wrongdoing and to promote:

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

- Compliance with applicable governmental laws, rules and regulations;

- The prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and

· Accountability for adherence to the code.

. The Board of Directors of FNB Bancorp has adopted a Code of Ethics to address the foregoing standards, and a copy of such Code of ethics is being filed as an exhibit to this report.

· Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert." The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. To qualify as an "audit committee financial expert," a person must have:

· An understanding of generally accepted accounting principles and financial statements;

· The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

· Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

· An understanding of internal controls and procedures for financial reporting; and

· An understanding of audit committee functions.

A person must have acquired the above listed attributes to be deemed to qualify as an "audit committee financial expert" through any one or more of the following:

· Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

· Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

· Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

· Other relevant experience.

The rule contains a specific safe harbor provision to clarify that the designation of a person as an "audit committee financial expert" does not cause that person to be deemed to be an "expert" for any purpose under Section 11 of the Securities Act of 1933, as amended, or impose on such person any duties, obligations or liability greater that the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors, absent such designation. Such a designation also does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

· A prohibition on insider trading during pension plan black-out periods.

· Disclosure of off-balance sheet transactions.

· A prohibition on personal loans to directors and officers.

· Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.

· Standards on professional conduct for attorneys requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors certain material violations.

· Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.

· Accelerated filing requirements for Forms 10-K and 10-Q by public companies which qualify as "accelerated filers" to be phased-in over a four year period reducing the filing deadline for Form 10-K reports from 90 days after the fiscal year end to 60 days and Form 10-Q reports from 45 days after the fiscal quarter end to 35 days.

· Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.

· Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act, including:

· Independence standards for members;

· Responsibility for selecting and overseeing the issuer's independent accountant;

· Responsibility for handling complaints regarding the issuer's accounting practices;

· Authority to engage advisers; and

· Funding requirements for the independent auditor and outside advisers engaged by the audit committee.

On November 4, 2003, the Securities and Exchange Commission adopted changes to the standards for the listing of issuer securities by the New York Stock Exchange and the Nasdaq

Stock Market. The revised standards for listing conform to and supplement Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which the Securities and Exchange Commission adopted in April 2003 pursuant to the Act. In the future, if the Company's common stock is listed on the Nasdaq Stock Market, the Company would be required to comply with these listing standards, as revised, in addition to the rules promulgated by the Securities and Exchange Commission pursuant to the Act.

The effect of the Act upon the Company is uncertain; however, it is likely that the Company will incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

California Corporate Disclosure Act

On September 28, 2002, California former Governor Gray Davis signed into law the California Corporate Disclosure Act (the "CCD Act"), which became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;

- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;

- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;

- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;

- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and

- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Future Legislation and Regulations

Certain legislative and regulatory proposals that could affect FNB Bancorp, First National Bank, and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject FNB Bancorp and First National Bank to increased regulation, disclosure and reporting requirements, competition, and costs of doing business.

In addition to legislative changes, the various Federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such regulations may have on FNB Bancorp and First National Bank.

## ITEM 2. PROPERTIES

FNB Bancorp does not own any real property. Since its incorporation on February 28, 2001, FNB Bancorp has conducted its operations at the administrative offices of First National Bank, located at 975 El Camino Real, South San Francisco, California 94080.

First National Bank owns the land and building at 975 El Camino Real, South San Francisco, California 94080. The premises consist of a modern, three-story building of approximately 20,000 square feet and off-street parking for employees and customers of approximately 45 vehicles. The Buri Buri Branch Office of First National Bank is located on the ground floor of this three-story building and administrative offices, including the offices of senior management, occupy the second and third floors.

First National Bank owns the land and two-story building occupied by the Daly City Branch Office (6600 Mission Street, Daly City, CA 94014); the land and two-story building occupied by the Colma Branch Office (1300 El Camino Real, Colma, CA 94014); the land and two-story building occupied by the South San Francisco Branch Office (211 Airport Boulevard, South San Francisco, CA 94080); the land and two-story building occupied by the Redwood City Branch Office (700 El Camino Real, Redwood City, CA 94063); the land and two-story building occupied by the Millbrae Branch Office (1551 El Camino Real, Millbrae, CA 94030); the land and single-story building occupied by the Half Moon Bay Branch Office (756 Main Street, Half Moon Bay, CA 94019); and the land and two-story building occupied by the Pescadero Branch Office (239 Stage Road, Pescadero, CA 94060). All properties include adequate vehicle parking for customers and employees.

First National Bank leases premises at 1450 Linda Mar Shopping Center, Pacifica, California 94044, for its Linda Mar Branch Office. This ground floor space of approximately

4,100 square feet is leased from Fifty Associates and Demartini/Linda Mar, LLC. The lease term is 10 years and expires on September 1, 2009.

First National Bank leases premises at 210 Eureka Square, Pacifica, California 94044, for its Eureka Square Branch Office. This ground floor space of approximately 3,000 square feet is leased from Joseph A. Sorci and Eldiva Sorci. The lease term is for 5 years, commencing January 1, 1995, with two 5-year options to extend the lease term, the first of which has been exercised and expires on December 31, 2004.

First National Bank leases premises at 640 Brannan Street, Suite 102, San Francisco, California, 94107, for its Flower Mart facility. This ground floor space of approximately 300 square feet is leased from California Flower Market, Inc. The lease term is for 5 years, commencing September 1, 1996, with two 5-year options to extend the lease term, the first of which has been exercised and expires on September 1, 2006. This facility currently offers ATM machine and night drop services.

First National Bank leased premises at 491 El Camino Real, Suite B, San Mateo, California 94402, for its San Mateo Branch Office. The branch has relocated to 150 East Third Avenue, San Mateo, California 94401, and the Bank has entered into a new 5-year lease for this property with Song Development Company, a California corporation, which will expire July 31, 2008. The new location consists of approximately 4,000 square feet of ground floor usable commercial space. Leasehold improvements to permit its use as a full service bank have been made, including an after-hours depository and ATM service.

First National Bank leased approximately 2,242 square feet of office space in a building located at 520 South El Camino Real, San Mateo, California. The Business Banking Division occupied Suite 430 at that address. The lease expired June 15, 2003, and was not renewed. The staff was relocated to the Redwood City Branch.

The foregoing summary descriptions of leased premises are qualified in their entirety by reference to the full text of the lease agreements listed as exhibits to this report.

## ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings adverse to the Company or First National Bank to which any director, officer, affiliate of the Company, or 5% shareholder of the Company, or any associate of any such director, officer, affiliate or 5% shareholder of the Company are a party, and none of the foregoing persons has a material interest adverse to the Company or First National Bank.

From time to time, the Company and/or First National Bank is a party to claims and legal proceedings arising in the ordinary course of business. The Company's management is not aware of any material pending legal proceedings to which either it or First National Bank may be a party or has recently been a party, which will have a material adverse effect on the financial condition or results of operations of the Company and First National Bank, taken as a whole.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Plan of Reorganization between FNB Bancorp and the Bank was consummated on March 15, 2002. At the close of business on March 15, 2002, all shares of the common stock of the Bank became owned by FNB Bancorp and ceased to be quoted on the OTC Bulletin Board. Commencing at the opening of business on March 18, 2002, and to the present, the common stock of FNB Bancorp has been quoted on the OTC Bulletin Board under the trading symbol "FNBG.OB." On March 18, 2002, FNB Bancorp had approximately 465 shareholders of common stock of record.

There has been limited trading in the shares of common stock of FNB Bancorp.

The following table summarizes sales of the common stock of First National Bank and FNB Bancorp during the periods indicated of which management of the Bank has knowledge, including the approximate high and low bid prices during such periods and the per share cash dividends declared for the periods indicated. All information has been adjusted to reflect stock dividends effected December 15, 2003. The prices indicated below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

| | Bid Price of First National Bank Common Stock (1) | | Cash Dividends |
|---|---|---|---|
| 2002 | High | Low | Declared (2) |
| First Quarter | $28.4762 | $24.0476 | $0.12 |

| | Bid Price of FNB Bancorp Common Stock (1) | | Cash Dividends | |
|---|---|---|---|---|
| | High | Low | Declared (2) | |
| 2002 | | | | |
| Second Quarter | $29.5714 | $26.1905 | $0.12 | |
| Third Quarter | 26.6667 | 26.1905 | 0.12 | |
| Fourth Quarter | 26.1905 | 21.9048 | 0.12 | |
| | | | 0.12 | Special Dividend |
| 2003 | | | | |
| First Quarter | $23.9048 | $23.3333 | $0.12 | |
| Second Quarter | 25.2381 | 23.4762 | 0.12 | |
| Third Quarter | 28.0952 | 25.0000 | 0.12 | |
| Fourth Quarter | 29.0476 | 27.6190 | 0.12 | |
| | | | 0.12 | Special Dividend |

(1) As estimated by First National Bank of Northern California, based upon trades of which First National Bank of Northern California was aware.

(2) See Item 1, "Limitations on Dividends," for a discussion of the limitations applicable to the payment of dividends by First National Bank and FNB Bancorp.

**Issuer Purchases of Equity Securities**

| Period | (a) Total Number Of Shares (or Units) Purchased | (b) Average Price Paid Per Share | (c) Identity of Broker-dealer (s) Used to Effect Purchases | (d) Number of Shares (or Units) Purchased As Part of Publicly Announced Plans or Programs | (e) Maximum Number (or Approximate Dollar Value) Of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|---|
| Month #1 October 1 through October 31, 2003 | 3,218 | $27.71 | Wedbush, Morgan | 3,218 | 88,729 |
| Month #2 November 1 Through November 30, 2003 | None | N/a | N/a | None | 88,729 |
| Month #3 December 1 Through December 31, 2003 | 3,444 | $28.95 | The Seidler Companies | 3,444 | 85,285 |
| Total | 6,662 | | | 6,662 | |

Footnote: on July 25, 2003 the Board of Directors of the Company authorized a stock repurchase program which calls for the repurchase of up to five percent (5%) of the Company's then outstanding shares of common stock, or approximately 121,852 shares. The repurchases are to be made from time to time in the open market as conditions allow and will be structured to comply with Commission Rule 10b-18. All repurchased shares reflected in the table above were made in open market transactions and then retired. The Board of Directors has reserved the right to suspend, terminate, modify or cancel this repurchase program at any time for any reason. On January 23, 2004 the Board of Directors of the registrant authorized an extension of the FNB Bancorp stock repurchase program previously adopted on July 25, 2003. On December 31, 2003, a total of 42,660 shares, or approximately 1.69% of the shares outstanding on that date (adjusted for the stock dividend paid by the registrant on December 15, 2003, to shareholders of record on November 28, 2003) had been repurchased pursuant to the program. The program (as extended) calls for the further purchase of an additional 85,285 shares, subject to an aggregate limit of five percent (5%) of the registrant's outstanding shares of common stock. All such transactions, including any block purchases, will be structured to comply with Commission Rule 10b-18 and all shares that are purchased under this program will be retired. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the program at any time for any reason. The transactions in the above table have been adjusted for the 5% stock dividend mentioned above.

## ITEM 6. SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's financial statements and notes thereto included under Item 8 – "FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA."

| *Dollars in thousands, except per share amounts and ratios* | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| STATEMENT OF INCOME DATA | | | | | |
| Total interest income | $ 22,867 | $ 26,159 | $ 30,844 | $ 30,862 | $ 27,586 |
| Total interest expense | 2,658 | 4,288 | 7,935 | 8,192 | 6,998 |
| Net interest income | 20,209 | 21,871 | 22,909 | 22,670 | 20,588 |
| Provision for loan losses | 780 | 150 | 300 | 425 | 750 |
| Net interest income after provision for loan losses | 19,429 | 21,721 | 22,609 | 22,245 | 19,838 |
| Total non interest income | 4,021 | 3,308 | 3,007 | 3,781 | 2,785 |
| Total non interest expenses | 17,913 | 18,705 | 17,911 | 15,977 | 14,519 |
| Earnings before taxes | 5,537 | 6,324 | 7,705 | 10,049 | 8,104 |
| Income tax expense | 1,396 | 1,510 | 2,468 | 2,921 | 2,887 |
| Net earnings | $ 4,141 | $ 4,814 | $ 5,237 | $ 7,128 | $ 5,217 |
| PER SHARE DATA | | | | | |
| Net earnings per share: | | | | | |
| Basic | $ 1.63 | $ 1.88 | $ 2.05 | $ 2.79 | $ 2.13 |
| Diluted | $ 1.61 | $ 1.88 | $ 2.05 | $ 2.79 | $ 2.13 |
| Cash dividends per share | $ 0.60 | $ 0.60 | $ 1.00 | $ 1.23 | $ 1.00 |
| Weighted average shares outstanding: | | | | | |
| Basic | 2,545,000 | 2,556,000 | 2,554,000 | 2,554,000 | 2,454,000 |
| Diluted | 2,572,000 | 2,565,000 | 2,560,000 | 2,560,000 | 2,454,000 |
| Shares outstanding at period end | 2,518,559 | 2,437,043 | 2,318,849 | 2,208,658 | 2,103,694 |
| Book value per share | $ 20.64 | $ 21.01 | $ 20.06 | $ 19.52 | $ 17.83 |
| BALANCE SHEET DATA | | | | | |
| Investment securities | 63,692 | 75,963 | 65,311 | 87,241 | 70,658 |
| Net loans | 312,929 | 284,889 | 288,067 | 229,669 | 237,062 |
| Allowance for loan losses | 3,284 | 3,396 | 3,543 | 3,332 | 2,920 |
| Total assets | 429,448 | 401,834 | 397,388 | 379,102 | 348,054 |
| Total deposits | 374,214 | 347,406 | 344,079 | 330,457 | 305,361 |
| Shareholders' equity | 51,987 | 51,203 | 46,523 | 43,128 | 37,507 |
| SELECTED PERFORMANCE DATA | | | | | |
| Return on average assets | 1.00% | 1.17% | 1.30% | 1.97% | 1.53% |
| Return on average equity | 8.00% | 9.87% | 11.43% | 17.42% | 13.96% |
| Net interest margin | 5.33% | 5.83% | 6.34% | 6.97% | 6.73% |
| Average loans as a percentage of average deposits | 82.93% | 80.79% | 77.67% | 75.42% | 77.02% |
| Average total stockholder's equity as a percentage of average total assets | 12.49% | 11.86% | 11.41% | 11.31% | 10.96% |
| Dividend payout ratio | 35.63% | 29.35% | 43.38% | 37.50% | 38.55% |
| SELECTED ASSET QUALITY RATIOS | | | | | |
| Net loan charge-offs to average loans | 0.30% | 0.10% | 0.03% | 0.01% | 0.02% |
| Allowance for loan losses/Total Loans | 1.04% | 1.18% | 1.21% | 1.43% | 1.22% |
| CAPITAL RATIOS | | | | | |
| Tier 1 risk-based | 13.29% | 13.92% | 12.98% | 14.54% | 13.18% |
| Total risk-based | 14.15% | 14.87% | 13.98% | 15.67% | 14.18% |
| Leverage | 12.06% | 12.16% | 11.41% | 11.28% | 11.00% |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FNB BANCORP AND SUBSIDIARY

Note: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to matters described in this section are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected.

### Critical Accounting Policies And Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to its loans and allowance for loan losses. The Company bases its estimates on current market conditions, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policy requires significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses is periodically evaluated for adequacy by management. Factors considered include the Company's loan loss experience, known and inherent risks in the portfolio, current economic conditions, known adverse situations that may affect the borrower's ability to repay, regulatory policies, and the estimated value of underlying collateral. The evaluation of the adequacy of the allowance is based on the above factors along with prevailing and anticipated economic conditions that may impact borrowers' ability to repay loans. Determination of the allowance is in part objective and in part a subjective judgment by management given the information it currently has in its possession. Adverse changes in any of these factors or the discovery of new adverse information could result in higher charge-offs and loan loss provisions.

### Prospective Accounting Changes

FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company does not currently have plans to exit or dispose of activities.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*. This Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, or 2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: a) the direct or indirect ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity if they occur, or c) the right to receive the expected residual returns of the entity if they occur. The Interpretation requires existing variable interest entities to be consolidated if those entities do not effectively disburse risks among parties involved. The Company has determined that it has no ownership in variable interest entities which would require consolidation.

Earnings Analysis

Net earnings in 2003 were $4,141,000, a 14.0% decrease from 2002 earnings of $4,814,000. Earnings for the year 2002 decreased $423,000 or 8.1% from year 2001 earnings of $5,237,000. The principal source of earnings is interest income on loans. The period from 2001 through 2003 saw a series of decreases in the prime lending rate. At the beginning of 2001, the rate was 9.50%, and the year ended at 4.75%. In 2002, the rate started at 4.75%, and ended at 4.25%. The year 2003 started at 4.25% and ended at 4.00%. The sharpest decline was during 2001,when the rate ended at half of the starting rate. The impact of the decreasing interest rates was that both interest income and net interest income have been steadily decreasing for the past two years. Net interest income in 2003 was $20,209,000 a decrease of $1,662,000 or 7.6% from 2002. In 2002, net interest income was $21,871,000, a decrease of $1,038,000 or 4.5% from 2001. Interest income itself was $22,867,000 in 2003, a decrease of $3,292,000 or 12.6% from 2002. Interest income was $26,159,000 in 2002, a decrease of$4,685,000 or 15.2% from 2001.

Basic earnings per share were $1.63 in 2003; $1.88 in 2002 and $2.05 in 2001. Diluted earnings per share were $1.61 in 2003; $1.88 in 2002; and $2.05 in 2001.

The provision for loan losses was $780,000 in 2003, $150,000 in 2002 and $300,000 in 2001. At the end of 2003, the allowance was 1.04% of gross loans outstanding; at the end of 2002, it was 1.18% of gross loans outstanding; and at the end of 2001, it was1.21%.The provision for loan losses was increased in 2003 principally as a result of a $739,000 loss in connection with loans secured by two office buildings included in nonperforming assets.

Net Interest Income

Net interest income is the difference between interest yield generated by earning assets and the interest expense associated with the funding of those assets. Net interest income is affected by the interest rate earned or paid and by volume changes in loans, investment securities, deposits and borrowed funds.

TABLE 1

Net Interest Income and Average Balances
(In thousands)
Year ended December 31

| | 2003 | | | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest Income (Expense) | Average Yield (Cost) | Average Balance | Interest Income (Expense) | Average Yield (Cost) | Average Balance | Interest Income (Expense) | Average Yield (Cost) |
| INTEREST EARNING ASSETS | | | | | | | | | |
| Loans, gross | $296,327 | $19,990 | 6.75% | $288,633 | $22,664 | 7.85% | $271,449 | $26,024 | 9.59% |
| Taxable Securities | 40,221 | 1,446 | 3.60% | 42,088 | 1,944 | 4.62% | 45,650 | 2,630 | 5.76% |
| Nontaxable Securities | 36,012 | 1,358 | 3.77% | 29,526 | 1,311 | 4.44% | 31,129 | 1,579 | 5.07% |
| Federal funds sold | 6,709 | 73 | 1.09% | 15,041 | 240 | 1.60% | 13,389 | 611 | 4.56% |
| Total interest earning assets | $379,269 | $22,867 | 6.03% | $375,288 | $26,159 | 6.97% | $361,617 | $30,844 | 8.53% |
| NONINTEREST EARNING ASSETS | | | | | | | | | |
| Cash and due from banks | $18,069 | | | $ 18,303 | | | $ 22,654 | | |
| Premises and equipment | 10,916 | | | 11,573 | | | 11,728 | | |
| Other assets | 6,155 | | | 5,933 | | | 5,413 | | |
| Total noninterest earning assets | $ 35,140 | | | $ 35,809 | | | $ 39,795 | | |
| TOTAL ASSETS | $414,409 | | | $411,097 | | | $401,412 | | |
| INTEREST BEARING LIABILITIES | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Demand, interest bearing | $ 51,981 | ($105) | (0.20%) | $ 52,240 | ($ 229) | (0.44%) | $ 54,539 | ($653) | (1.20%) |
| Money Market | 66,189 | (571) | (0.86%) | 69,701 | (1,096) | (1.57%) | 55,670 | (1,490) | (2.68%) |
| Savings | 56,281 | (183) | (0.33%) | 52,282 | (295) | (0.56%) | 46,312 | (727) | (1.57%) |
| Time deposits | 90,280 | (1,797) | (1.99%) | 95,286 | (2,653) | (2.78%) | 105,224 | (5,054) | (4.80%) |
| Fed funds purchased and other borrowings | 174 | (2) | (1.15%) | 257 | (15) | (5.84%) | 274 | (11) | (4.01%) |
| Total interest bearing liabilities | $264,905 | ($2,658) | (1.00%) | $269,766 | ($ 4,288) | (1.59%) | $262,019 | ($7,935) | (3.03%) |
| NONINTEREST BEARING LIABILITIES: | | | | | | | | | |
| Demand deposits | 92,609 | | | 87,768 | | | 87,726 | | |
| Other liabilities | 5,148 | | | 4,792 | | | 5,859 | | |
| Total noninterest bearing liabilities | $ 97,757 | | | $ 92,560 | | | $ 93,585 | | |
| Total liabilities | $362,662 | | | $362,326 | | | $355,604 | | |
| Stockholders' equity | $ 51,747 | | | $ 48,771 | | | $ 45,808 | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $414,409 | | | $411,097 | | | $401412 | | |
| NET INTEREST INCOME AND MARGIN ON TOTAL EARNING ASSETS | | $20,209 | 5.33% | | $21,871 | 5.83% | | $22,909 | 6.34% |

Interest income is reflected on an actual basis, not on a fully taxable equivalent basis. Yields on gross loans were not adjusted for nonaccrual loans, as these were considered not material for this calculation.

The following table analyzes the dollar amount of change in interest income and expense and the changes in dollar amounts attributable to (a) changes in volume (changes in volume at the current year rate), (b) changes in rate (changes in rate times the prior year's volume) and (c) changes in rate/volume (changes in rate times changes in volume). In this table, the dollar change in rate/volume is prorated to volume and rate proportionately.

TABLE 2

| | Rate/Volume Variance Analysis (In thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31 | | | | | |
| | 2003 Compared To 2002 Increase (decrease) | | | 2002 Compared to 2001 Increase (decrease) | | |
| | Interest Income/ Expense Variance | Variance Attributable To Rate | Variance Attributable To Volume | Interest Income/ Expense Variance | Variance Attributable To Rate | Variance Attributable To Volume |
| INTEREST EARNING ASSETS: | | | | | | |
| Loans | ($2,674) | ($3,193) | $519 | ($3,360) | ($4,709) | $1,349 |
| Taxable Securities | (498) | (412) | (86) | (686) | (481) | (205) |
| Nontaxable Securities | 47 | (241) | 288 | (268) | (187) | (81) |
| Federal Funds sold | (167) | (76) | (91) | (371) | (397) | 26 |
| Total | ($3,292) | ($3,922) | $630 | ($4,685) | ($5,774) | $1,089 |
| INTEREST BEARING LIABILITIES: | | | | | | |
| Demand deposits | ($124) | ($123) | ($1) | ($424) | ($396) | ($28) |
| Money market | (525) | (495) | (30) | (394) | (615) | 221 |
| Savings deposits | (112) | (125) | 13 | (432) | (466) | 34 |
| Time deposits | (856) | (717) | (139) | (2,401) | (1,924) | (477) |
| Federal funds purchased and other Borrowings | (13) | (12) | (1) | 4 | 5 | (1) |
| Total | ($1,630) | ($1,472) | ($158) | ($3,647) | ($3,396) | ($251) |
| NET INTEREST INCOME | ($1,662) | ($2,450) | $788 | ( $1,038) | ($2,378) | $1,340 |

In 2003, net interest income represented 83.39% of net revenue (net interest income plus non-interest income), compared to 86.86% in 2002 and 88.40% in 2001. This reduction displays the bank's increased emphasis on non-interest income and the effects of decreasing interest rates. The net yield on average earning assets was 5.33% in 2003 compared to 5.83% in 2002 and

6.34% in 2001. The average rate earned on interest earning assets was 6.03% in 2003, down from 6.97% in 2002, and from 8.53% in 2001. The average cost for interest-bearing liabilities was 1.00% in 2003, compared to 1.59% in 2002 and 3.03% in 2001.

Allowance For Loan Losses

The Bank has the responsibility of assessing the overall risks in its loan portfolio, assessing the specific loss expectancy, and determining the adequacy of the loan loss allowance. The level of the allowance is determined by internally generating credit quality ratings, reviewing economic conditions in the Bank's market area, and considering the Bank's historical loan loss experience. The Bank is committed to maintaining adequate allowance for loan losses, identifying credit weaknesses by consistent review of loans, and maintaining the ratings and changing those ratings in a timely manner as circumstances change.

In addition to the $739,000 charged to the allowance for loan losses for the two loans secured by two office building described under the heading "Nonperforming Loans" (below), the Company maintains specific allowances for these loans. These allowances are based on the value of the related collateral, which was obtained from the sales price in the case of the San Francisco property and a recent appraisal in the case of the Mountain View property, less all estimated selling costs associated with the sale. Further, the company provided for the unsecured portions of each of these loans.

Real estate loans outstanding increased by $3,114,000 in 2003 but declined about $6,176,000 in 2002 compared to 2001. The proportion of the Allowance for Loan Losses attributable to real estate loans was $1,428,000 in 2003 compared to $2,008,000 in 2002 and $1,912,000 in 2001. As a percentage of total loans, the amount allocated to these loans was 67.5% in 2003, 72.9% in 2002 and 74.1% in 2001. The decline in the amount allocated to Real estate loans was the result of the $739,000 charged off on the loans secured by the two office buildings mentioned earlier.

The allowance for loan losses totaled $3,284,000, $3,396,000, and $3,543,000 at December 31, 2003, 2002 and 2001, respectively. This represented 1.04%, 1.18% and 1.21% of outstanding loans on those respective dates. The balances reflect an amount that, in management's judgment, is adequate to provide for potential loan losses based on the considerations noted above. During 2003, the provision for loan losses was $780,000, while write-offs totaled $896,000, compared to a provision of $150,000 and total write-offs of $305,000 in 2002, and a provision of $300,000 and total write-offs of $94,000 in 2001. The allowance is considered adequate after writing off the unsecured portion of the two loans that are well secured by office buildings.

TABLE 3

Allocation of the Allowance for Loan Losses
(In thousands)

| | 2003 | | 2002 | | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent in each category to total Loans | Amount | Percent in each category to total Loans | Amount | Percent in each category to total Loans | Amount | Percent in each Category to total Loans | Amount | Percent In each category To total Loans |
| Real Estate | $1,428 | 67.5% | $2,008 | 72.9% | $1,912 | 74.1% | $955 | 62.8% | $1,024 | 63.0% |
| Construction | 1,087 | 15.3% | 989 | 11.4% | 504 | 11.6% | 1,196 | 18.9% | 566 | 18.3% |
| Commercial | 158 | 16.4% | 221 | 14.7% | 387 | 13.4% | 264 | 16.7% | 415 | 17.1% |
| Consumer | 22 | 0.8% | 43 | 1.0% | 226 | 0.9% | 352 | 1.6% | 526 | 1.6% |
| Unfunded Commitments | 129 | - | 135 | - | 514 | - | 565 | - | 389 | - |
| Unallocated | 460 | - | - | - | - | - | - | - | - | - |
| Total | $3,284 | 100.0% | $3,396 | 100.0% | $3,543 | 100.0% | $3,332 | 100.0% | $2,920 | 100.0% |

Table 4 summarizes transactions in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for each of the last five fiscal years ended December 31, 2003. The amount added to the provision and charged to operating expenses for each period is based on the risk profile of the loan portfolio.

Net loan charge-offs from 1999 through 2002 had been very low, and are only nominal when compared to total loans. Because of the 2003 charge-offs, the provision was increased significantly.

Due to the continued downturn in the local economy, and increasing vacancy rate in commercial buildings, it was considered prudent to have an unallocated portion of $460,000 in addition to the specific allocated amounts.

TABLE 4

Allowance for Loan Losses
Historical Analysis
(In thousands)

For the year ended December 31

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Balance at Beginning of Year | $3,396 | $3,543 | $3,332 | $2,920 | $2,224 |
| Provision for Loan Losses | 780 | 150 | 300 | 425 | 750 |
| Charge-offs: | | | | | |
| Real Estate | (739) | (59) | - | - | - |
| Commercial | (110) | (216) | (22) | - | (51) |
| Consumer | (47) | (30) | (72) | (23) | (19) |
| Total | (896) | (305) | (94) | (23) | (70) |

Allowance for Loan Losses
Historical Analysis
(In thousands)

| | For the year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| Recoveries: | | | | | |
| Commercial | 2 | 2 | - | 1 | 10 |
| Consumer | 2 | 6 | 5 | 9 | 6 |
| Total | 4 | 8 | 5 | 10 | 16 |
| Net Charge-offs | (892) | (297) | (89) | (13) | (54) |
| Balance at End of Year | $3,284 | $3,396 | $3,543 | $3,332 | $2,920 |
| Percentages | | | | | |
| Allowance for Loan Losses/Total Loans | 1.04% | 1.18% | 1.21% | 1.43% | 1.22% |
| Net charge-offs/Real Estate Loans | 1.52% | 0.18% | - | - | - |
| Net charge-offs//Commercial Loans | 0.21% | 0.50% | 0.06% | - | 0.10% |
| Net charge-offs/Consumer Loans | 1.76% | 0.81% | 2.58% | 0.36% | 0.33% |
| Net charge-offs/Total Loans | 0.28% | 0.10% | 0.03% | 0.01% | 0.02% |
| Allowance for Loan Losses/Non-Performing Loans | 36.15% | 157.15% | 180.86% | 273.56% | 146.07% |

Non-performing Loans

Non-performing loans consist of nonaccrual loans, foreclosed assets, and loans that are 90 days or more past due but are still accruing interest. The accrual of interest on non-accrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they became due. For the year ended December 31, 2003 had non-accrual loans performed as agreed, approximately $757,000 in interest would have been accrued. Allowance for Loan Losses as a percentage of Non-performing loans has decreased significantly in 2003 because if a non-performing loan is well secured by Real Estate or other readily marketable collateral, no provision is made, as in the case of the loans secured by the two office buildings. If there is a portion not considered well secured, a provision is made accordingly. These loans increased the non-performing loans balance by $8,955,000, but as they are so well secured, are only minimally reserved for, and as such coverage of non-performing loans overall appears to have decreased. Excluding these loans, Allowance to Non-performing loans was 2,526.15%.

Table 5 provides a summary of contractually past due loans for the most recent five years. Nonperforming loans were 2.9% of total loans at the end of 2003. Nonperforming loans were 0.7% of total loans at the end of 2002, and 0.7% of total loans at the end of 2001. Management believes the current list of past due loans are collectible and does not anticipate any losses. There were no foreclosed assets as of the periods indicated.

Although the Allowance for possible loan losses appears as a smaller percent of nonperforming loans in 2003, the loans are well secured Real Estate supported by current appraisals. In the first quarter of 2004, one of the loans was foreclosed and became as Other Real Estate Owned for $5,827,000, and is currently for sale.

TABLE 5

| | Analysis of Nonperforming Loans (In thousands) | | | | |
|---|---|---|---|---|---|
| | Year ended December 31, | | | | |
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| Accruing loans 90 days or more | $ - | $ - | $ - | $ - | $ - |
| Nonaccrual loans | 9,085 | 2,161 | 1,959 | 1,218 | 1,999 |
| Total | $9,085 | $2,161 | $1,959 | $1,218 | $1,999 |

There were no commitments to lend additional funds to any customer whose loan was classified nonperforming at December 31, 2003, 2002 and 2001.

Noninterest Income

The following table sets forth the principal components of noninterest income:

TABLE 6

| | Noninterest Income (Dollars in thousands) | | |
|---|---|---|---|
| | Years Ended December 31 | | |
| | 2003 | 2002 | 2001 |
| Service charges | $2,662 | $1,989 | $1,657 |
| Credit card fees | 946 | 921 | 913 |
| Gain on sales of securities | 165 | 121 | 58 |
| Other income | 248 | 277 | 379 |
| Total noninterest income | $4,021 | $3,308 | $3,007 |

Service charges and credit card fees represented the major portion of noninterest income. In October of 2002, service charges per transaction, in general, were increased, including charges for insufficient funds. The first full year to benefit from this increase was 2003.

Noninterest Expenses

The following table sets forth the various components of noninterest expense:

TABLE 7

Noninterest Expenses
(Dollars in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Salaries and employee benefits | $10,576 | $10,604 | $10,532 |
| Occupancy expense | 1,240 | 1,246 | 1,290 |
| Equipment expense | 1,577 | 2,008 | 1,736 |
| Advertising expense | 218 | 324 | 384 |
| Data processing expense | 394 | 385 | 330 |
| Professional fees | 914 | 1,126 | 731 |
| Director expense | 152 | 150 | 150 |
| Surety insurance | 493 | 400 | 303 |
| Telephone, postage, supplies | 898 | 1,073 | 1,014 |
| Bankcard expenses | 818 | 787 | 735 |
| Other | 633 | 602 | 706 |
| Total noninterest expense | $17,913 | $18,705 | $17,911 |

During 2001, the Bank purchased computer hardware and software equipment to convert its accounting system and related application systems. This resulted in increased costs arising from overtime and additional staff working on the conversion of software systems. Because of difficulties encountered upon conversion and lack of functionality of the new software, the Bank evaluated these assets for impairment. No impairment loss was recognized. However, the Bank revised the estimated useful life of the software. Depreciation expense on the software with an original purchase price of approximately $675,000 came to $336,000 for the year ended December 31, 2001. The Bank converted back to its previous accounting and related application systems by March 2002. An important part of the increase in professional fees for 2001 and 2002 was related to consultants hired to help with the data conversion process. Part of the additional increase in professional fees in 2002 over 2001 had to do with expenses related to the activation of FNB Bancorp. Most of the $792,000 decrease in noninterest expense in 2003 compared to 2002 had to do with a drop of $431,000 in equipment expense, a decrease of $212,000 in professional fees and a decrease of $175,000 in telephone, postage and supplies as conversion-related expenses ended, as did professional fees associated with the activation of FNB Bancorp.

## Balance Sheet Analysis

Total assets were $429,448,000 at December 31, 2003, an increase of 6.9% over 2002. Total assets were $401,834,000 at December 31, 2002, an increase of 1.1% over 2001. Assets averaged $414.4 in 2003, compared to $411.1 million in 2002 and $401.4 million in 2001. Average earning assets increased from $361.6 million in 2001 to $375.3 million in 2002 and $379.3 million in 2003. Average earning assets represented 90.1% of total average assets in 2001, 91.3% in 2002 and 91.5% in 2003.. Interest-bearing liabilities averaged $262.0 million in 2001, $269.8 million in 2002, and $264.9 million in 2003.

## Loans

The loan portfolio is the principal earning asset of the Bank. Loans outstanding at December 31, 2003 increased by $27.9 million or 9.7% compared to December 31, 2002, while loans outstanding at December 31, 2002 decreased by $3.3 million or 1.1% compared to 2001.

Real Estate loans increased by $3.1 million or 1.5% in 2003 compared to 2002, and decreased by $6.2 or 2.8% in 2002 compared to 2001. Construction loans increased by $15.7 million or 47.5% in 2003 compared to 2002, but decreased by $1.1 million or 3.1% in 2002 compared to 2001. Commercial loans increased by $9.7 million or 22.8% in 2003 compared to 2002, and increased by $3.4 million or 8.6% in 2002 over 2001. Consumer loans represent a nominal portion of total loans. They decreased by $0.4 million or 13.7% in 2003 compared to 2002, but had increased by $0.4 million or 13.7% in 2002 compared to 2001.

Table 8 presents a detailed analysis of loans outstanding at December 31, 1999 through December 31, 2003.

TABLE 8

| | Loan Portfolio (in thousands) | | | | |
|---|---|---|---|---|---|
| | December 31 | | | | |
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| Real Estate loans | $214,588 | $211,473 | $217,650 | $147,121 | $152,320 |
| Construction loans | 48,610 | 32,947 | 34,016 | 44,245 | 44,208 |
| Commercial loans | 52,248 | 42,549 | 39,195 | 39,010 | 41,295 |
| Consumer loans | 2,551 | 2,956 | 2,600 | 3,861 | 3,911 |
| Sub total | 317,997 | 289,925 | 293,461 | 234,237 | 241,734 |
| Net deferred loan fees | (1,784) | (1,640) | (1,851) | (1,236) | (1,752) |
| Total | $316,213 | $288,285 | $291,610 | $233,001 | $239,982 |

The following table shows the Bank's loan maturities and sensitivities to changes in interest rates as of December 31, 2003.

| | Maturing Within One Year | Maturing After One But Within Five Years | Maturing After Five Years | Total |
|---|---|---|---|---|
| Real Estate loans | $193,585 | $4,622 | $16,381 | $214,588 |
| Construction loans | 43,852 | 1,047 | 3,711 | 48,610 |
| Commercial loans | 47,135 | 1,125 | 3,988 | 52,248 |
| Consumer loans | 2,301 | 56 | 194 | 2,551 |
| Sub total | 286,873 | 6,850 | 24,274 | 317,997 |
| Net deferred loan fees | (1,609) | (39) | (136) | (1,784) |
| Total | $285,264 | $6,811 | $24,138 | $316.213 |
| | | | | |
| With predetermined interest rates | $ 27,854 | $ 665 | $2,357 | $ 30,876 |
| With floating interest rates | $257,410 | $6,146 | $21,781 | $285,337 |
| Total | $285,264 | $6,811 | $24,138 | $316,213 |

Investment Portfolio

Investments at December 31, 2003 were $63,692,000, a decrease of $12,271,000 or 16.2% over 2002. Investments at December 31, 2002 were $75,963,000, an increase of $10,652,000 or 16.3% over 2001.

Available funds are first used for Loans, then Investments, and the remainder is sold as Federal Funds. The primary source of funds is the deposit base. If more liquidity is needed, Investment Portfolio maturities may be used, as well as sales and calls, which accounts for volume variances in Investments. The Bank's investment portfolio is concentrated in U. S. Government Agencies and in obligations of States and their political subdivisions. The Bank believes this provides for an appropriate liquidity level.

The following table sets forth the maturity distribution and interest rate sensitivity of investment securities at December 31, 2003

| | Due In One Year Or Less | Yield | After One Year Through Five Years | Yield | After Five Years Through Ten Years | Yield | Due After Ten Years | Yield | Fair Value | Average Maturity In Years | Average Yield |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Dollars in thousands) | | | | | | |
| U. S. Government Agencies | $4,036 | 4.13% | $11,129 | 3.02% | $8,690 | 2.27% | $ - | - % | $23,855 | 3.41 | 2.94% |
| States & Political Subdivisions | 1,185 | 4.36% | 22,195 | 3.62% | 10,189 | 4.28% | 339 | 4.37% | 33,908 | 4.22 | 3.85% |
| Corporate debt | 4,031 | 5.57% | - | - % | - | - % | - | - % | 4,031 | 0.19 | 5.57% |
| Other Securities | - | - | - | - % | - | - % | 1,898 | 6.35% | 1,898 | 12.69 | 6.35% |
| Total | $9,252 | 4.79% | $33,324 | 3.42% | $18,879 | 3.33% | $2,237 | 6.06% | $63,692 | 3.91 | 3.69% |

The following table shows the securities portfolio mix at December 31, 2003, 2002 and 2001.

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | | | (Dollars in thousands) | | | |
| U. S. Treasury | $ - | $ - | $ - | $ - | $1,000 | $1,029 |
| U. S. Government Agencies | 23,688 | 23,855 | 31,759 | 32,150 | 26,994 | 27,381 |
| States & Political Subdivisions | 32,340 | 33,908 | 29,595 | 31,392 | 29,119 | 29,461 |
| Corporate Debt | 4,003 | 4,031 | 10,078 | 10,296 | 5,049 | 5,144 |
| Other Securities | 1,897 | 1,898 | 2,125 | 2,125 | 2,296 | 2,296 |
| Total | $61,928 | $63,692 | $73,557 | $75,963 | $64,458 | $65,311 |

## Deposits

The increase in earning assets in 2003 was funded by the increase in the deposit base. During 2003, average deposits were $357,340,000, a nominal increase of $63,000 over 2002. During 2002, average deposits were $357,277,000, an increase of $7,806,000 or 2.2% over 2001. In 2003, average interest-bearing deposits were $264,731,000, a decrease of $4,778,000 or 1.8% compared to 2002. In 2002, average interest-bearing deposits were $269,509,000, an increase of $7,764,000 or 3.0% compared to 2001.

The series of declines in the prime rate during 2001 through 2003 without any increases in the same period resulted in decreased costs of all types of interest-bearing deposits. Time deposits lagged the prime rate changes because their rates changed only as certificates matured or new certificates were issued. Thus, interest-bearing demand costs averaged 0.2% in 2003, 0.4% in 2002, and 1.2% in 2001. Money market deposit costs averaged 0.9% in 2003, 1.6% in 2002, and 2.7% in 2001. Savings rates averaged 0.3% in 2003, 0.6% in 2002, and 1.6% in 2001. Finally, average interest on time certificates of deposit of $100,000 or more was 1.7% in 2003, 3.0% in 2002, and 4.8% in 2001. On certificates under $100,000, average rates were 2.2% in 2003, 2.5% in 2002, and 4.8% in 2001.

The following table summarizes the distribution of average deposits and the average rates paid for them in the periods indicated:

Average Deposits and Average Rates paid for the period ending December 31,

| | 2003 | | | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Average Rate | % of Total Deposits | Average Balance | Average Rate | % of Total Deposits | Average Balance | Average Rate | % of Total Deposits |
| | (dollars in thousands) | | | | | | | | |
| Deposits: | | | | | | | | | |
| Interest-bearing demand | $51,981 | 0.2% | 14.6% | $52,240 | 0.4% | 14.6% | $54,539 | 1.2% | 15.6% |
| Money market | 66,189 | 0.9% | 18.5 | 69,701 | 1.6% | 19.5 | 55,670 | 2.7% | 15.9 |
| Savings | 56,281 | 0.3% | 15.7 | 52,282 | 0.6% | 14.6 | 46,312 | 1.6% | 13.3 |
| Time deposits $100,000 or more | 38,593 | 1.7% | 10.8 | 54,388 | 3.0% | 15.2 | 47,261 | 4.8% | 13.5 |
| Time deposits under $100,000 | 51,687 | 2.2% | 14.5 | 40,898 | 2.5% | 11.5 | 57,963 | 4.8% | 16.6 |
| Total interest bearing deposits | $264,731 | 1.0% | 74.1 | $269,509 | 1.6% | 75.4 | 261,745 | 3.0% | 74.9 |
| Demand deposits | 92,609 | 0.0% | 25.9 | 87,768 | 0.0% | 24.6 | 87,726 | 0.0% | 25.1 |
| Total deposits | $357,340 | 1.2% | 100.0% | $357,277 | 1.2% | 100.0% | $349,471 | 2.3% | 100.0% |

The following table indicates the maturity schedule of time deposits of $100,000 or more:

Analysis of Time Deposits of $100,000 or more at December 31, 2003
(in thousands)

| Total Deposits $100,000 or More | Three Months Or Less | Over Three To Six Months | Over Six To Twelve Months | Over Twelve Months |
|---|---|---|---|---|
| $41,995 | $18,800 | $13,446 | $6,119 | $3,630 |

Capital

At December 31, 2003 shareholders' equity was $51,987,000, an increase of $784,000 or 1.5% over 2002. Shareholders' equity was $51,203,000 in 2002, an increase of $4,680,000 or 10.1% over 2001. The increases were primarily attributable to retention of net income after payment of cash dividends of $1,476,000 in 2003, $1,413,000 in 2002, and $2,272,000 in 2001.

In 1989, the Federal Deposit Insurance Corporation (FDIC) established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Company's Tier 1 capital consists of common shareholders' equity, though other instruments such as certain types of preferred stock can also be included in Tier 1 capital. Tier 2 capital consists of eligible reserves for possible loan losses and qualifying subordinated notes and debentures. Total capital is the sum of Tier 1 plus Tier 2 capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance sheet assets and off-balance sheet obligations.

At year-end 1990, the FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3.0% for the highest rated banks and ratios of 100 to 200 basis points higher for most banks. Furthermore, in 1993, the FDIC began assessing risk-based deposit insurance assessments based on financial institutions' capital resources and "management strength", as mandated by the FDIC Improvement Act of 1991. To qualify for the lowest insurance premiums as indicated in the following table, "well-capitalized" financial institutions must maintain risk-based Tier 1 and total capital ratios of at least 6.0% and 10.0% respectively. "Well-capitalized financial institutions must also maintain a leverage ratio equal to or exceeding 5.0%.

The following table shows the risk-based capital ratios and the leverage ratios at December 31, 2003, 2002 and 2001.

| Risk-Based Capital Ratios | 2003 | 2002 | 2001 | | Minimum "Well Capitalized" Requirements |
|---|---|---|---|---|---|
| Tier 1 Capital | 13.29% | 13.92% | 12.98% | ≥ | 6.00% |
| Total Capital | 14.15% | 14.87% | 13.98% | ≥ | 10.00% |
| Leverage Ratios | 12.06% | 12.16% | 11.41% | ≥ | 5.00% |

Liquidity

The Company's primary source of liquidity on a stand-alone basis is dividends from the Bank. The payment of dividends by the Bank is subject to regulatory restrictions.

Liquidity is a measure of the Company's ability to convert assets into cash with minimum loss. Liquidity consists of cash and due from other banks accounts, including time deposits,

Federal Funds sold, Securities Available-for-Sale and Securities Held-to-Maturity. Securities Held-to-Maturity are only included if they are within three months of maturity or most likely call date. The Company's policy is to maintain a liquidity ratio of 20% or greater of total assets. As of December 31, 2003, the Company's primary liquidity was 21.97%, compared to 23.93% in 2002. The ratio decreased primarily from a $27,614,000 increase in Total Assets, which is the divisor in this ratio. Total Liquid Assets themselves decreased only $1,826,000. The objective of liquidity management is to ensure that the Company has funds available to meet all present and future financial obligations and to take advantage of business opportunities as they occur. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extension of loans or other forms of credit, payment of operating expenses and payments of dividends.

Core deposits, which consist of all deposits other than time deposits, have provided the Company with a sizable source of relatively stable low-cost funds. The Company's average core deposits funded 64.4% of average total assets of $414,409,000 for the year ended December 31, 2003, compared to 63.7% of average total assets of $411,097,000 for the year ended December 31, 2002.

As of December 31, 2003, the Company had contractual obligations and other commercial commitments totaling approximately $58,049,000. The following table sets forth the Company's contractual obligations and other commercial commitments as of December 31, 2003. These obligations and commitments will be funded primarily by loan repayments and the Company's liquidity sources, such as cash and due from other banks, federal funds sold, securities available for sale, as well as time deposits.

| (In thousands) | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | 1 year or less | Over 1 to 3 years | Over 3 to 5 years | Over 5 years |
| Operating Leases | $1,161 | $273 | $428 | $385 | $ 75 |
| Other Long-Term Obligations | - | - | - | - | - |
| Total Contractual Cash Obligations | $1,161 | $273 | $428 | $385 | $ 75 |

| (In thousands) | | Amounts of Commitments Expiration Per Period | | | |
|---|---|---|---|---|---|
| Other Commercial Commitments | Total Amounts Committed | 1 year or less | Over 1 to 3 years | Over 3 to 5 years | Over 5 years |
| Lines of Credit | $25,510 | $21,484 | $1,364 | $1,252 | $1,410 |
| Standby Letters of Credit | 2,518 | 2,418 | - | 100 | - |
| Guarantees | - | - | - | - | - |
| Other Commercial Commitments | 28,860 | 28,860 | - | - | - |
| Total Commercial Commitments | $56,888 | $52,762 | $1,364 | $1,352 | $1,410 |

Ongoing management of the Company's interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management regularly reviews the Company's position and evaluates alternative sources and uses of funds as well as changes in external factors. Various methods are used to achieve and maintain the desired rate sensitivity position including the sale or purchase of assets and product pricing.

In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Company must maintain an adequate level of liquidity. Asset liquidity comes from the Company's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the Company's ability to attract deposits. The primary source of liability liquidity is the Bank's customer base, which provides core deposit growth. The overall liquidity position of the Company is closely monitored and evaluated regularly. Management believes the Company's liquidity sources at December 31, 2002 were adequate to meet its operating needs in 2003 and ongoing forward into the foreseeable future.

Effect of Changing Prices

The results of operations and financial conditions presented in this report are based on historical cost information and are not adjusted for the effects of inflation.

Since the assets and liabilities of banks are primarily monetary in nature (payable in fixed, determinable amounts), the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effect of inflation on banks is normally not as significant as its influence on those businesses that have large investments in plant and inventories. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, increases in the price of goods and services will result in increased operating expenses.

The following table includes key ratios, including returns on average assets and equity, which show the effect of the significant series of interest rate adjustments throughout 2001, and the further adjustment in 2002 and 2003.

Return on Equity and Assets
(Key financial ratios are computed on average balances)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Return on average assets | 1.00% | 1.17% | 1.30% |
| Return on average equity | 8.00% | 9.87% | 11.43% |
| Dividend payout ratio | 35.63% | 29.35% | 43.38% |
| Average equity to assets ratio | 12.49% | 11.86% | 11.41% |

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate sensitivity is often measured by the extent to which mismatches or "gaps" occur in the repricing of assets and liabilities within a given time period. Gap analysis is used to quantify such mismatches. A "positive" gap results when the amount of earning assets repricing within a given time period exceeds the amount of interest-bearing liabilities repricing within that time period. A "negative" gap results when the amount of interest-bearing liabilities repricing within a given time period exceeds the amount of earning assets repricing within such time period.

In general, a financial institution with a positive gap in relevant time periods will benefit from an increase in market interest rates and will experience erosion in net interest income if such rates fall. Likewise, a financial institution with a negative gap in relevant time periods will normally benefit from a decrease in market interest rates and will be adversely affected by an increase in rates. By maintaining a balanced interest rate sensitivity position, where interest rate sensitive assets roughly equal interest sensitive liabilities in relevant time periods, interest rate risk can be limited.

As a financial institution, the Company's potential interest rate volatility is a primary component of its market risk. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those that possess a short-term maturity. Volatile markets can impact the Company's need for liquidity and alternate funding sources. Based upon the nature of the Company's operations, the Company is not subject to foreign currency or commodity price risk. The Company does not own any trading assets and does not have any hedging transactions in place, such as interest rate swaps and caps.

The Company's Board of Directors has adopted an Asset/Liability policy designed to stabilize net interest income and preserve capital over a broad range of interest rate movements. This policy outlines guidelines and ratios dealing with, among others, liquidity, volatile liability dependence, investment portfolio composition, loan portfolio composition, loan-to-deposit ratio and gap analysis ratio. The Board of Directors monitors the Company's performance as compared to Asset/Liability Policy. In addition, to effectively administer the Asset/Liability Policy and to monitor exposure to fluctuations in interest rates, the Company maintains an Asset/Liability Committee, consisting of the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Branch Administrator, and Controller. This committee meets monthly to review the Company's lending and deposit-gathering activities, to review competitive interest rates, to develop strategies to implement the Asset/Liability Policy and to respond to market conditions.

The Company monitors and controls interest rate risk through a variety of techniques, including use of traditional interest rate sensitivity analysis (also known as "gap analysis") and an interest rate risk management model. With the interest rate risk management model, the Company projects future net interest income, and then estimates the effect of various changes in interest rates and balance sheet growth rates on that projected net interest income. The Company also uses the interest rate risk management model to calculate the change in net portfolio value over a range of interest rate change scenarios. Traditional gap analysis involves arranging the Company's interest-earning assets and interest-bearing liabilities by repricing periods and then computing the difference (or "interest rate sensitivity gap") between the assets and liabilities that are estimated to reprice during each time period and cumulatively through the end of each time period.

Both interest rate sensitivity modeling and gap analysis are done at a specific point in time and involve a variety of significant estimates and assumptions. Interest rate sensitivity modeling requires, among other things, estimates of how much and when yields and costs on individual categories of interest-earning assets and interest-bearing liabilities will respond to general changes in market rates, future cash flows and discount rates.

Gap analysis requires estimates as to when individual categories of interest-sensitive assets and liabilities will reprice, and assumes that assets and liabilities assigned to the same repricing period will reprice at the same time and in the same amount. Gap analysis does not account for the fact that repricing of assets and liabilities is discretionary and subject to competitive and other pressures.

The following table sets forth the estimated maturity/repricing structure of the Company's interest-bearing assets and interest-bearing liabilities at December 31, 2003. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of each asset or liability. The majority of interest-bearing demand deposits and savings deposits are assumed to be "core" deposits, or deposits that will remain at the Company regardless of market interest rates. The table does not assume any prepayment of fixed-rate loans.

RATE SENSITIVE GAP ANALYSIS

| | As of December 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Maturing or repricing | | | | | |
| | Three Months Or Less | Over Three To Twelve Months | Over One Year Through Five Years | Over Five Years | Not Rate-Sensitive | Total |
| (Dollars in thousands) | | | | | | |
| Interest earning assets: | | | | | | |
| Federal funds sold | $ 7,880 | $ - | $ - | $ - | $ - | $ 7,880 |
| Securities | 6,487 | 2,765 | 33,324 | 19,218 | 1,898 | 63,692 |
| Loans | 263,613 | 13,280 | 6,654 | 23,581 | 9,085 | 316,213 |
| Total interest earning assets | 277,980 | 16,045 | 39,978 | 44,697 | 10,983 | 387,785 |
| Cash and due from banks | - | - | - | - | 22,764 | 22,764 |
| Allowance for loan losses | - | - | - | - | (3,284) | (3,284) |
| Other assets | - | - | - | - | 22,183 | 22,183 |
| Total assets | $277,980 | $16,045 | $39,978 | $ 42,799 | $ 52,646 | $429,448 |
| Interest bearing liabilities: | | | | | | |
| Demand, interest bearing | $ 62,974 | $ - | $ - | $ - | $ - | $ 62,974 |
| Savings and money market | 122,705 | - | - | - | - | 122,705 |
| Time deposits | 38,934 | 39,948 | 13,086 | - | - | 91,968 |
| Total interest bearing liabilities | 224,613 | 39,948 | 13,086 | - | - | 277,647 |
| Noninterest demand deposits | - | - | - | - | 96,567 | 96,567 |
| Other liabilities | - | - | - | - | 3,247 | 3,247 |
| Stockholders' equity | - | - | - | - | 51,987 | 51,987 |
| Total liabilities and Stockholders' equity | $224,613 | $39,948 | $13,086 | $ - | $151,801 | $429,448 |
| Interest rate sensitivity GAP | $ 53,367 | (23,903) | $26,892 | $ 42,799 | ($99,155) | $ - |
| Cumulative interest rate sensitivity GAP | $ 53,367 | $29,464 | $56,356 | $99,155 | $ - | $ - |
| Cumulative interest rate sensitivity GAP ratio | 19.20% | 10.02% | 16.87% | 26.31% | - | - |

Changes in estimates and assumptions made for interest rate sensitivity modeling and gap analysis could have a significant impact on projected results and conclusions. Therefore, these techniques may not accurately reflect the impact of general interest rate movements on the Company's net interest income or net portfolio value.

Because of the limitations in the gap analysis discussed above, members of the Company's Asset/Liability Management Committee believe that the interest sensitivity modeling more accurately reflects the effects and exposure to changes in interest rates. Net interest income simulation considers the relative sensitivities of the balance sheet, including the effect of interest rate caps on adjustable rate mortgages and the relatively stable aspects of core deposits. As such, net interest income simulation is designed to address the probability of interest rate changes and behavioral response of the balance sheet to those changes. Market Value of Portfolio Equity represents the fair value of the net present value of assets, liabilities and off-balance sheet items. The starting point (or "base case") for the following table is an estimate of the Company's net portfolio at December 31, 2003, using current discount rates, and an estimate of net interest income for 2003 assuming that both interest rates and the Company's interest-sensitive assets and liabilities remain at December 31, 2003 levels. The "rate shock" information in the table shows estimates of net portfolio value at December 31, 2003 and net interest income for 2003 assuming fluctuations or "rate shocks" of minus 50 and 100 basis points and plus 100 and 200 basis points. Minus 200 basis points not used because it would be greater than the Federal Funds rate. Rate shocks assume that current interest rates change immediately. The information set forth in the following table is based on significant estimates and assumptions, and constitutes a forward-looking statement within the meaning of that term set forth in Rule 173 of the Securities Act of 1933 and Rule 3-6 of the Securities Exchange Act of 1934.

Market Risk in Securities
Interest Rate Shock
At December 31, 2003

(Amount in thousands)

Available for Sale securities

| | Rates Decline | | | Rates Increase | |
|---|---|---|---|---|---|
| Rate change | (0.5%) | (1%) | Current | +1% | +2% |
| Unrealized gain (loss) | $2,430 | $2,955 | $1,763 | ($152) | ($1,460) |
| Change from current | $667 | $1,192 | | ($1,611) | ($3,223) |

Market Risk on Net Interest Income
At December 31, 2003

(Amounts in thousands)

| | Rates Decline | | | Rates Increase | |
|---|---|---|---|---|---|
| Rate change | (0.5%) | (1%) | Current | +1% | +2% |
| Change in net interest income | $19,456 | $18,687 | $20,209 | $21,591 | $22,973 |
| Change from current | ($753) | ($1,522) | | $1,382 | $2,764 |

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS



All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Financial Statements or notes thereto.

KPMG

Three Embarcadero Center
San Francisco, CA 94111

**Independent Auditors' Report**

Board of Directors
FNB Bancorp:

We have audited the accompanying consolidated balance sheets of FNB Bancorp and subsidiary (the Company) as of December 31, 2003 and 2002 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNB Bancorp and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2004

## Report Of Independent Certified Public Accountants

Board of Directors
FNB Bancorp and Subsidiary

We have audited the accompanying statements of earnings, stockholders' equity and comprehensive income and cash flows for the year ended December 31, 2001 of FNB Bancorp and Subsidiary (formerly First National Bank of Northern California). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 2001 of FNB Bancorp and Subsidiary, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

San Francisco, California
January 31, 2002

Suite 1100
One California Street
San Francisco, CA 94111
**T** 415.986.3900
**F** 415.986.3916
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

**FNB BANCORP AND SUBSIDIARY**

Consolidated Balance Sheets

December 31, 2003 and 2002

| Assets | 2003 | 2002 |
|---|---|---|
| Cash and due from banks | $ 22,764,000 | 17,804,000 |
| Federal funds sold | 7,880,000 | 2,395,000 |
| Cash and cash equivalents | 30,644,000 | 20,199,000 |
| Securities available-for-sale | 63,692,000 | 75,963,000 |
| Loans, net | 312,929,000 | 284,889,000 |
| Bank premises, equipment, and leasehold improvements | 10,904,000 | 11,280,000 |
| Accrued interest receivable and other assets | 11,279,000 | 9,503,000 |
| | $ 429,448,000 | 401,834,000 |
| **Liabilities and Stockholders' Equity** | | |
| Deposits: | | |
| Demand, noninterest bearing | $ 96,567,000 | 88,495,000 |
| Demand, interest bearing | 62,974,000 | 52,480,000 |
| Savings | 122,705,000 | 116,879,000 |
| Time | 91,968,000 | 89,552,000 |
| Total deposits | 374,214,000 | 347,406,000 |
| Accrued expenses and other liabilities | 3,247,000 | 3,225,000 |
| Total liabilities | 377,461,000 | 350,631,000 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Common stock, no par value; authorized 10,000,000 shares; issued and outstanding 2,519,000 and 2,437,000 shares on December 31, 2003 and 2002, respectively | 28,903,000 | 26,492,000 |
| Additional paid-in capital | 3,000 | — |
| Retained earnings | 22,041,000 | 22,907,000 |
| Accumulated other comprehensive income | 1,040,000 | 1,804,000 |
| Total stockholders' equity | 51,987,000 | 51,203,000 |
| | $ 429,448,000 | 401,834,000 |

See accompanying notes to consolidated financial statements.

**FNB BANCORP AND SUBSIDIARY**

Consolidated Statements of Earnings

Years ended December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income: | | | |
| Interest and fees on loans | $ 19,990,000 | 22,664,000 | 26,024,000 |
| Interest and dividends on securities | 1,446,000 | 1,794,000 | 2,760,000 |
| Interest on tax-exempt securities | 1,358,000 | 1,461,000 | 1,449,000 |
| Federal funds sold | 73,000 | 240,000 | 611,000 |
| Total interest income | 22,867,000 | 26,159,000 | 30,844,000 |
| Interest expense: | | | |
| Interest on deposits and other | 2,656,000 | 4,273,000 | 7,924,000 |
| Interest expense on other borrowings | 2,000 | 15,000 | 11,000 |
| Total interest expense | 2,658,000 | 4,288,000 | 7,935,000 |
| Net interest income | 20,209,000 | 21,871,000 | 22,909,000 |
| Provision for loan losses | 780,000 | 150,000 | 300,000 |
| Net interest income after provision for loan losses | 19,429,000 | 21,721,000 | 22,609,000 |
| Noninterest income: | | | |
| Service charges | 2,662,000 | 1,989,000 | 1,657,000 |
| Credit card fees | 946,000 | 921,000 | 913,000 |
| Gain (loss) on sale of bank premises, equipment, and leasehold improvements | — | 14,000 | — |
| Gain on sales of securities | 165,000 | 121,000 | 58,000 |
| Other | 248,000 | 263,000 | 379,000 |
| Total noninterest income | 4,021,000 | 3,308,000 | 3,007,000 |
| Noninterest expense: | | | |
| Salaries and employee benefits | 10,576,000 | 10,604,000 | 10,532,000 |
| Occupancy expense | 1,240,000 | 1,246,000 | 1,290,000 |
| Equipment expense | 1,577,000 | 2,008,000 | 1,736,000 |
| Advertising expense | 218,000 | 324,000 | 384,000 |
| Data processing expense | 394,000 | 385,000 | 330,000 |
| Professional fees | 914,000 | 1,126,000 | 731,000 |
| Director expense | 152,000 | 150,000 | 150,000 |
| Surety insurance | 493,000 | 400,000 | 303,000 |
| Telephone, postage, supplies | 898,000 | 1,073,000 | 1,014,000 |
| Bankcard expenses | 818,000 | 787,000 | 735,000 |
| Other | 633,000 | 602,000 | 706,000 |
| Total noninterest expense | 17,913,000 | 18,705,000 | 17,911,000 |
| Earnings before income tax expense | 5,537,000 | 6,324,000 | 7,705,000 |
| Income tax expense | 1,396,000 | 1,510,000 | 2,468,000 |
| Net earnings | $ 4,141,000 | 4,814,000 | 5,237,000 |
| Earnings per share data: | | | |
| Basic | $ 1.63 | 1.88 | 2.05 |
| Diluted | 1.61 | 1.88 | 2.05 |
| Weighted average shares outstanding: | | | |
| Basic weighted average shares outstanding | 2,545,000 | 2,556,000 | 2,554,000 |
| Diluted weighted average shares outstanding | 2,572,000 | 2,565,000 | 2,560,000 |

See accompanying notes to consolidated financial statements.

**FNB BANCORP AND SUBSIDIARY**

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2003, 2002 and 2001

| | Common stock | | Additional paid-in | Retained | Accumulated other comprehensive | Comprehensive | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | capital | earnings | income | income | Total |
| Balance at December 31, 2000 | 2,209,000 | $ 2,761,000 | 17,811,000 | 22,405,000 | 151,000 | | 43,128,000 |
| Net earnings | - | - | - | 5,237,000 | - | 5,237,000 | 5,237,000 |
| Other comprehensive income: | | | | | | | |
| Unrealized gain on securities, net of tax of $166,000 | - | - | - | - | 430,000 | 430,000 | 430,000 |
| Comprehensive income | | | | | | $ 5,667,000 | |
| Cash dividends of $0.12 per share quarterly | - | - | - | (1,060,000) | - | | (1,060,000) |
| Cash dividends of $0.52 per share | - | - | - | (1,206,000) | - | | (1,206,000) |
| Stock dividend of 5% | 110,000 | 138,000 | 2,686,000 | (2,824,000) | - | | - |
| Cash on fractional shares related to stock dividend | - | - | - | (6,000) | - | | (6,000) |
| Balance at December 31, 2001 | 2,319,000 | 2,899,000 | 20,497,000 | 22,546,000 | 581,000 | | 46,523,000 |
| FNB Bancorp, 1-for-1 exchange of Bank stock | - | 20,497,000 | (20,497,000) | - | - | | - |
| Net earnings | - | - | - | 4,814,000 | - | 4,814,000 | 4,814,000 |
| Other comprehensive income: | | | | | | | |
| Unrealized gain on securities, net of tax of $328,000 | - | - | - | - | 1,223,000 | 1,223,000 | 1,223,000 |
| Comprehensive income | | | | | | $ 6,037,000 | |
| Cash dividends of $0.12 per share quarterly | - | - | - | (1,114,000) | - | | (1,114,000) |
| Cash dividends of $0.12 per share | - | - | - | (292,000) | - | | (292,000) |
| Stock dividend of 5% | 116,000 | 3,040,000 | - | (3,040,000) | - | | - |
| Cash on fractional shares related to stock dividend | - | - | - | (7,000) | - | | (7,000) |
| Stock options exercised | 2,000 | 56,000 | - | - | - | | 56,000 |
| Balance at December 31, 2002 | 2,437,000 | 26,492,000 | - | 22,907,000 | 1,804,000 | | 51,203,000 |
| FNB Bancorp, 1-for-1 exchange of Bank stock | | | | | | | - |
| Net earnings | - | - | - | 4,141,000 | - | 4,141,000 | 4,141,000 |
| Other comprehensive income: | | | | | | | |
| Unrealized gain on securities, net of tax of $121,000 | - | - | - | - | (764,000) | (764,000) | (764,000) |
| Comprehensive income | | | | | | $ 3,377,000 | |
| Cash dividends of $0.12 per share quarterly | - | - | - | (1,166,000) | - | | (1,166,000) |
| Cash dividends of $0.12 per share | | | | (302,000) | | | (302,000) |
| Stock dividend of 5% | 120,000 | 3,532,000 | | (3,532,000) | | | - |
| Cash on fractional shares related to stock dividend | - | - | - | (7,000) | - | | (7,000) |
| Stock-based compensation expense | - | - | 3,000 | - | - | | 3,000 |
| Stock repurchased | (41,000) | (1,177,000) | - | - | - | | (1,177,000) |
| Stock options exercised | 3,000 | 56,000 | - | - | - | | 56,000 |
| Balance at December 31, 2003 | 2,519,000 | $ 28,903,000 | 3,000 | 22,041,000 | 1,040,000 | | 51,987,000 |

See accompanying notes to consolidated financial statements.

## FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net earnings | $ 4,141,000 | 4,814,000 | 5,237,000 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation and amortization | 1,971,000 | 1,735,000 | 1,557,000 |
| Gain (Loss) on sale of securities | (165,000) | (121,000) | (58,000) |
| Stock-based compensation expense | 3,000 | - | - |
| Gain (loss) on sale of bank premises, equipment, and leasehold improvements | 5,000 | (14,000) | - |
| Provision for loan losses | 780,000 | 150,000 | 300,000 |
| Deferred taxes | (862,000) | 183,000 | 432,000 |
| Changes in assets and liabilities: | | | |
| Accrued interest receivable and other assets | (1,776,000) | 176,000 | (1,144,000) |
| Accrued expenses and other liabilities | 834,000 | (1,766,000) | (683,000) |
| Net cash provided by operating activities | 4,931,000 | 5,157,000 | 5,641,000 |
| Cash flows from investing activities: | | | |
| Proceeds from matured securities available-for-sale | 30,099,000 | 29,682,000 | 22,140,000 |
| Purchases of securities available-for-sale | (28,059,000) | (40,895,000) | (23,784,000) |
| Proceeds from sale of securities available-for-sale | 9,080,000 | 2,078,000 | 24,236,000 |
| Net decrease (increase) in loans | (28,820,000) | 3,028,000 | (58,699,000) |
| Proceeds from sales of bank premises, equipment, and leasehold improvements | 7,000 | 14,000 | 8,000 |
| Purchases of bank premises, equipment, and leasehold improvements | (927,000) | (1,153,000) | (2,181,000) |
| Net cash used in investing activities | (18,620,000) | (7,246,000) | (38,280,000) |
| Cash flows from financing activities: | | | |
| Net increase in demand and savings deposits | 24,392,000 | 15,624,000 | 15,215,000 |
| Net increase (decrease) in time deposits | 2,416,000 | (12,297,000) | (1,593,000) |
| Net increase (decrease) in federal funds purchased | - | (2,100,000) | 2,100,000 |
| Cash dividends paid | (1,475,000) | (1,413,000) | (2,272,000) |
| Repurchases of common stock | (1,177,000) | - | - |
| Issuance of common stock | 56,000 | 56,000 | - |
| Payments on capital note payable | (78,000) | (75,000) | (71,000) |
| Net cash provided by (used in) financing activities | 24,134,000 | (205,000) | 13,379,000 |
| Net increase (decrease) in cash and cash equivalents | 10,445,000 | (2,294,000) | (19,260,000) |
| Cash and cash equivalents at beginning of year | 20,199,000 | 22,493,000 | 41,753,000 |
| Cash and cash equivalents at end of year | $ 30,644,000 | 20,199,000 | 22,493,000 |
| Additional cash flow information: | | | |
| Interest paid | $ 2,785,000 | 4,763,000 | 8,099,000 |
| Income taxes paid | 872,000 | 530,000 | 2,932,000 |
| Noncash – stock dividend | 3,532,000 | 3,040,000 | 2,824,000 |

See accompanying notes to consolidated financial statements.

## (1) The Company and Summary of Significant Accounting Policies

FNB Bancorp (the Company) is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. The consolidated financial statements include the accounts of FNB Bancorp and its wholly owned subsidiary, First National Bank of Northern California (the Bank). The Bank provides traditional banking services in San Mateo and San Francisco counties.

The Bank and the Company entered into an Agreement and Plan of Reorganization dated November 1, 2001 (the Plan of Reorganization), and the shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of the Shareholders of the Bank held on February 27, 2002. The Plan of Reorganization was consummated on March 15, 2002. Each outstanding share of the common stock, par value $1.25 per share, of the Bank (other than any shares as to which dissenters' rights of appraisal have been properly exercised) was converted into one share of the no par common stock of the Company, and the former holders of Bank common stock became the holders of all of the Company common stock. The change in capital structure has been included for all periods presented.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. For the Bank, the significant accounting estimate is the allowance for loan losses (note 1(f)). A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

### *(a) Basis of Presentation*

The accounting and reporting policies of the Company and its wholly owned subsidiary are in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to original maturity dates of 90 days or less. Included in cash and cash equivalents are amounts restricted for the Federal Reserve requirement of approximately $400,000 and $539,000 at December 31, 2003 and 2002, respectively.

### *(c) Investment Securities*

Investment securities consist of U.S. Treasury securities, U.S. agency securities, obligations of states and political subdivisions, obligations of U.S. corporations, mortgage-backed securities and other securities. At the time of purchase of a security, the Company designates the security as held-to-maturity or available-for-sale, based on its investment objectives, operational needs, and intent to hold. The Company does not purchase securities with the intent to engage in trading activity.



(Continued)

Held-to-maturity securities are recorded at amortized cost, adjusted for amortization of premiums or accretion of discounts. The Company did not have any investments in the held-to-maturity portfolio at December 31, 2003 or 2002. Available-for-sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect, reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Amortization of premiums and accretion of discounts on debt securities are included in interest income over the life of the related held-to-maturity or available-for-sale security using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

*(d)* ***Derivatives***

All derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company does not hold any derivatives at December 31, 2003 and 2002.

*(e)* ***Loans***

Loans are reported at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. An impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by a charge to the allowance for loan losses.

Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loan fees net of certain direct costs of origination, which represent an adjustment to interest yield, are deferred and amortized over the contractual term of the loan using the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully



(Continued)

collectible as to both principal and interest. Restructured loans are loans on which concessions in terms have been granted because of the borrowers' financial difficulties. Interest is generally accrued on such loans in accordance with the new terms.

*(f)* ***Allowance for Loan Losses***

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, standby letters of credit, overdrafts and commitments to extend credit based on evaluations of collectibility and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay. While management uses these evaluations to determine the level of the allowance for loan losses, future provisions may be necessary based on changes in the factors used in the evaluations.

Material estimates relating to the determination of the allowance for loan losses are particularly susceptible to significant change in the near term. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the banking regulators, as an integral part of its examination process, periodically review the Bank's allowance for loan losses. The banking regulators may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

*(g)* ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation using the straight-line method over the estimated service lives of related assets ranging from 2 to 25 years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

*(h)* ***Cash Dividends***

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.



(Continued)

### *(i) Income Taxes*

Deferred income taxes are determined using the assets and liabilities method. Under this method, the net deferred tax asset or liability is recognized for tax consequences of temporary differences by applying current tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

### *(j) Stock Option Plan*

The Company had elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 as amended by SFAS No. 148 requires companies that continue to follow APB No. 25 to provide a pro-forma disclosure of the impact of applying the fair value method of SFAS No. 123.

Beginning in fiscal 2003, the Company elected to adopt the fair value method of accounting for stock-based compensation. Historically, the Company applied the intrinsic value method permitted under SFAS 123, as defined in APB 25 and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation cost was recognized for its stock incentive plans in the past. The Company has evaluated the alternative methods of transition and has elected the prospective method. All future employee stock option grants and other stock-based compensation will be expensed over the vesting period, based on the fair value at the time the stock-based compensation is granted.

Had compensation cost related to the Company's stock option awards to employees and directors been determined under the fair value method prescribed under SFAS No. 123, the Company's net income, basic earnings per share, and diluted earnings per share would have been the pro-forma amounts below, for 2003, 2002, and 2001:

| | | | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net earnings | As reported | $ | 4,141,000 | 4,814,000 | 5,237,000 |
| Add stock-based employee compensation expense included in reported net income, net of related tax effects | | | 3,000 | — | — |
| Deduct total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects | | | (10,000) | (10,000) | (7,000) |
| Net earnings | Pro forma | $ | 4,134,000 | 4,804,000 | 5,230,000 |
| Basic earnings per share | As reported | | 1.63 | 1.88 | 2.05 |
| | Pro forma | | 1.61 | 1.88 | 2.05 |
| Diluted earnings per share | As reported | | 1.61 | 1.88 | 2.05 |
| | Pro forma | | 1.61 | 1.87 | 2.04 |

### *(k) Earnings Per Share*

Earnings per common share (EPS) is computed based on the weighted average number of common shares outstanding during the period. Basic EPS excludes dilution and is computed by dividing net earnings by the weighted average of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Retroactive recognition has been given for all periods presented for the issuance of stock dividends.



(Continued)

Earnings per share have been computed based on the following:

| | | Year ended December 31 | | |
|---|---|---|---|---|
| | | **2003** | **2002** | **2001** |
| Net earnings | $ | 4,141,000 | 4,814,000 | 5,237,000 |
| Weighted average number of shares outstanding | | 2,545,000 | 2,556,000 | 2,554,000 |
| Effect of dilutive options | | 27,000 | 9,000 | 6,000 |
| Weighted average number of shares outstanding used to calculate diluted earnings per share | $ | 2,572,000 | 2,565,000 | 2,560,000 |

Options to purchase 18,811 shares of common stock were not included in the 2002 computation of diluted EPS because the options' exercise price was greater than the average market price of the common share. The options, which expire on May 13, 2008, were still outstanding at December 31, 2003. All outstanding options were included in the 2003 and 2001 computations.

*(l)* ***Fair Values of Financial Instruments***

The notes to financial statements include various estimated fair value information as of December 31, 2003 and 2002. Such information, which pertains to the Company's financial instruments, does not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

***(m) Income Tax Credits***

At December 31, 2003, the Bank had a $1,898,000 equity investment in three partnerships, which own low-income affordable housing projects that generate tax benefits in the form of federal and state housing tax credits. As a limited partner investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and federal and state income tax credits. The federal and state income tax credits are earned over a 10-year period as a result of the investment properties meeting certain criteria and are subject to recapture for noncompliance with such criteria over a 15-year period. The expected benefit resulting from the low-income housing tax credits is recognized in the period for which the tax benefit is recognized in the Company's consolidated tax returns. These investments are accounted for using the effective yield method and are recorded in other assets on the balance sheet. Under the effective yield method, the Company recognizes tax credits as they are allocated and amortizes the initial cost of the investments to provide a constant effective yield over the period that tax credits are allocated to the Company. The effective yield is the internal rate of return on the investment, based on the cost of the investment and the guaranteed tax credits allocated to the Company. Any expected residual value of the investment was excluded from the effective yield calculation. Cash received from operations of the limited partnership or sale of the properties, if any, will be included in earnings when realized or realizable. These investments are included in other securities in securities available-for-sale.

***(n) Reclassifications***

Certain prior year information has been reclassified to conform to current year presentation.

***(o) Bank Owned Life Insurance***

The Corporation purchased insurance on the lives of certain employees. The policies accumulate asset values to meet future liabilities including the payment of employee benefits such as the deferred compensation plan. Increases in the cash surrender value are recorded as other noninterest income in the consolidated statements of income. The cash surrender value of bank owned life insurance is reflected in other assets on the consolidated balance sheets in the amount of $2,975,000 and $2,864,000 at December 31, 2003 and 2002, respectively.

**(2) Restricted Cash Balance**

Cash and due from banks includes balances with the Federal Reserve Bank (the FRB). The Bank is required to maintain specified minimum average balances with the FRB, based primarily upon the Bank's deposit balances. As of December 31, 2003 and 2002, the Bank maintained deposits in excess of the FRB reserve requirement.

## (3) Securities Available-for-Sale

The amortized cost and carrying value of securities available-for-sale are as follows:

| | Amortized cost | Unrealized gains | Unrealized losses | Carrying value |
|---|---|---|---|---|
| December 31, 2003: | | | | |
| Obligations of U.S. Government agencies | $ 23,688,000 | 167,000 | — | 23,855,000 |
| Obligations of states and political subdivisions | 32,340,000 | 1,570,000 | (2,000) | 33,908,000 |
| Corporate debt | 4,003,000 | 28,000 | — | 4,031,000 |
| Other securities | 1,898,000 | — | — | 1,898,000 |
| | $ 61,929,000 | 1,765,000 | (2,000) | 63,692,000 |
| December 31, 2002: | | | | |
| Obligations of U.S. Government agencies | $ 31,759,000 | 391,000 | — | 32,150,000 |
| Obligations of states and political subdivisions | 29,595,000 | 1,799,000 | (2,000) | 31,392,000 |
| Corporate debt | 10,078,000 | 223,000 | (5,000) | 10,296,000 |
| Other securities | 2,125,000 | — | — | 2,125,000 |
| | $ 73,557,000 | 2,413,000 | (7,000) | 75,963,000 |

The amortized cost and carrying value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized cost | Carrying value |
|---|---|---|
| Available–for–sale: | | |
| Due in one year or less | $ 9,181,000 | 9,252,000 |
| Due after one year through five years | 32,338,000 | 33,324,000 |
| Due after five years through ten years | 18,188,000 | 18,879,000 |
| Due after ten years | 2,222,000 | 2,237,000 |
| | $ 61,929,000 | 63,692,000 |

For the years ended December 31, 2003, 2002, and 2001, gross realized gains amounted to $238,000, $121,000 and $284,000, respectively. For the years ended December 31, 2003, 2002, and 2001, gross realized losses amounted to $73,000, $0, and $226,000, respectively.

At December 31, 2003 and 2002, securities with an amortized cost and fair value of $35,340,000 and $36,966,000 and $30,576,000 and $32,274,000, respectively, were pledged as collateral for public deposits and for other purposes as required by law.



(Continued)

As of December 31, 2003 and 2002, the Bank had investments in Federal Reserve Bank stock classified as other assets in the accompanying balance sheets of $702,000. These investments in Federal Reserve Bank stock are carried at cost, and evaluated periodically for impairment.

## (4) Loans, Net

Loans are summarized as follows at December 31:

| | 2003 | 2002 |
|---|---|---|
| Real estate | $ 214,588,000 | 211,473,000 |
| Construction | 48,610,000 | 32,947,000 |
| Commercial | 52,248,000 | 42,549,000 |
| Consumer & other | 2,551,000 | 2,956,000 |
| | 317,997,000 | 289,925,000 |
| Allowance for loan losses | (3,284,000) | (3,396,000) |
| Net deferred loan fees | (1,784,000) | (1,640,000) |
| | $ 312,929,000 | 284,889,000 |

The Bank had total impaired loans of $9,085,000 and $2,161,000 at December 31, 2003 and 2002, respectively. The allowance for loan losses related to the impaired loans was $1,314,000 and $2,114,000 as of December 31, 2003 and 2002 respectively. The amount of the recorded investment in impaired loans for which there is no related allowance is $7,771,000 and $47,000 as of December 31, 2003 and 2002. During 2003 and 2002, nonaccrual loans represented all impaired loans. The average recorded investment in impaired loans during 2003, 2002, and 2001 was $8,552,000, $2,063,000, and $1,963,000, respectively. Interest income on impaired loans of $0, $379,000, and $32,000, was recognized for cash payments received in 2003, 2002, and 2001, respectively. The newly impaired loans are well secured by Real Estate and do not warrant a direct increase in the allowance.

## (5) Allowance for Loan Losses

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance, beginning of year | $ 3,396,000 | 3,543,000 | 3,332,000 |
| Loans charged off | (896,000) | (305,000) | (94,000) |
| Recoveries | 4,000 | 8,000 | 5,000 |
| Net loans charged off | (892,000) | (297,000) | (89,000) |
| Provision for loan losses | 780,000 | 150,000 | 300,000 |
| Balance, end of year | $ 3,284,000 | 3,396,000 | 3,543,000 |

## (6) Related Party Transactions

In the ordinary course of business, the Bank made loans and advances under lines of credit to directors, officers, and their related interests. The Bank's policies require that all such loans be made at substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk or unfavorable features. The following summarizes activities of loans to such parties in 2003:

| | | |
|---|---|---|
| Balance, beginning of year | $ | 1,735,000 |
| Additions | | 5,980,000 |
| Repayments | | (513,000) |
| Balance, end of year | $ | 7,202,000 |

## (7) Bank Premises, Equipment, and Leasehold Improvements

Bank premises, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and are summarized as follows at December 31:

| | | 2003 | 2002 |
|---|---|---|---|
| Buildings | $ | 6,839,000 | 6,830,000 |
| Equipment | | 7,526,000 | 6,809,000 |
| Leasehold improvements | | 510,000 | 505,000 |
| | | 14,875,000 | 14,144,000 |
| Accumulated depreciation and amortization | | (7,971,000) | (6,853,000) |
| | | 6,904,000 | 7,291,000 |
| Land | | 4,000,000 | 3,989,000 |
| | $ | 10,904,000 | 11,280,000 |

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $1,290,000, $1,354,000, and $1,227,000, respectively.

**(8) Deposits**

The aggregate amount of jumbo time certificates, each with a minimum denomination of $100,000 or more, was $41,995,000 and $37,676,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time certificates of $100,000 and over are as follows:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2004 | $ | 38,364,000 |
| 2005 | | 1,864,000 |
| 2006 | | 1,767,000 |
| | $ | 41,995,000 |

**(9) Commitments and Contingencies**

The Bank leases a portion of its facilities and equipment under noncancelable operating leases expiring at various dates through 2009. Some of these operating leases provide that the Bank pay taxes, maintenance, insurance, and other occupancy expense applicable to leased premises. Generally, the leases provide for renewal for various periods at stipulated rates.

The minimum rental commitments under the operating leases as of December 31, 2003 are as follows:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2004 | $ | 273,000 |
| 2005 | | 213,000 |
| 2006 | | 215,000 |
| 2007 | | 214,000 |
| 2008 | | 171,000 |
| Thereafter | | 75,000 |
| | $ | 1,161,000 |

Total rent expense for operating leases was $361,000, $373,000, and $414,000, in 2003, 2002, and 2001, respectively.

The Bank is engaged in various lawsuits either as plaintiff or defendant in the ordinary course of business and in the opinion of management, based upon the advice of counsel, the ultimate outcome of these lawsuits will not have a material effect of the Bank's financial statements.

**(10) Bank Savings Plan**

The Bank maintains a salary deferral 401(k) plan covering substantially all employees known as the First National Bank Savings Plan (the Plan). The Plan allows employees to make contributions to the Plan up to a maximum allowed by law and the Bank's contribution is discretionary. The Plan expense for the years ended December 31, 2003, 2002, and 2001 was $475,000, $480,000, and $524,000, respectively.

### (11) Salary Continuation and Deferred Compensation Plans

The Bank maintains a Salary Continuation Plan for certain Bank officers. Officers participating in the Salary Continuation Plan are entitled to receive a monthly payment for a period of fifteen to twenty years upon retirement. The Company accrues such post-retirement benefits over the individual's employment period. The Salary Continuation Plan expense for the years ended December 31, 2003, 2002, and 2001 was $137,000, $131,000, and $216,000, respectively. Accrued compensation payable under the salary continuation plan totaled $1,271,000 and $1,194,000 at December 31, 2003 and 2002, respectively.

The Deferred Compensation Plan allows eligible officers to defer annually their compensation up to a maximum 80% of their base salary and 100% of their cash bonus. The officer will be entitled to receive distribution upon reaching a specified age, passage of at least five years or termination of employment. As of December 31, 2003 and 2002, the related liability included in accrued expenses and other liabilities was $1,143,000 and $1,093,000, respectively.

### (12) Income Taxes

The provision for income taxes for the years ended December 31, consists of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 1,473,000 | 1,210,000 | 1,640,000 |
| State | 785,000 | 117,000 | 396,000 |
| Deferred: | | | |
| Federal | (615,000) | 175,000 | 352,000 |
| state | (247,000) | 8,000 | 80,000 |
| | $ 1,396,000 | 1,510,000 | 2,468,000 |

The reasons for the differences between the statutory federal income tax rate and the effective tax rates for the years ended December 31, are summarized as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Statutory rates | 34.0% | 34.0% | 34.0% |
| Increase (decrease) resulting from: | | | |
| Tax-exempt income | (8.7)% | (11.5)% | (6.1)% |
| State income taxes, net of federal benefit | 6.4% | 1.3% | 4.4% |
| Allowable credits against taxes on income | (5.8)% | 0.0% | 0.0% |
| Other, net | (0.7)% | (0.1)% | (0.3)% |
| Effective rate | 25.2% | 23.7% | 32.0% |



(Continued)

The tax effect of temporary differences giving rise to the Bank's net deferred tax asset is as follows:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| Deferred tax assets: | | |
| Allowance for loan losses | $ 1,299,000 | 1,373,000 |
| Capitalized interest on buildings | 33,000 | 36,000 |
| Various accruals not currently deductible | 1,883,000 | 1,256,000 |
| Depreciation | 74,000 | — |
| Total deferred tax assets | 3,289,000 | 2,665,000 |
| Deferred tax liabilities: | | |
| State income taxes | 293,000 | 400,000 |
| Unrealized appreciation of available-for-sale securities | 726,000 | 602,000 |
| Depreciation | — | 306,000 |
| Other deferred tax liabilities | 32,000 | — |
| Total deferred tax liabilities | 1,051,000 | 1,308,000 |
| Net deferred tax asset before valuation allowance | 2,238,000 | 1,357,000 |
| Valuation allowance | (143,000) | — |
| Net deferred tax asset | $ 2,095,000 | 1,357,000 |

As of December 31, 2003, the Bank had state tax credit carryforwards for income tax purposes of $143,000. If not utilized, the credits will expire in 2003. Management believes that valuation allowance of $143,000 and $0 for deferred tax assets as of December 31, 2003 and 2002 are adequate to reduce the deferred tax assets to an amount that will more likely than not be realized. The increase in the valuation allowance was $143,000 and $0 for the years ended December 31, 2003 and 2002, respectively. The Company relies on California Enterprise Zone tax benefits that are subject to audit and adjustment. The valuation allowance takes this tax obligation uncertainty into account

## (13) Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss is represented by the contractual amount of those instruments and is usually limited to amounts funded or drawn. The contract or notional amounts of these agreements, which are not included in the balance sheets, are an indicator of the Bank's credit exposure. Commitments to extend credit generally carry variable interest rates and are subject to the same credit standards used in the lending process for on-balance-sheet instruments. Additionally, the Bank periodically reassesses the customer's creditworthiness through ongoing credit reviews. The Bank generally requires collateral or other security to support commitments to extend credit. The following table provides summary information on financial institutions whose contract amounts represent credit risk as of December 31:

| | | 2003 | 2002 |
|---|---|---|---|
| Financial instruments whose contract amounts represent credit risk: | | | |
| Undisbursed loan commitments | $ | 28,860,000 | 27,947,000 |
| Lines of credit | | 22,072,000 | 28,348,000 |
| MasterCard lines | | 3,438,000 | 2,618,000 |
| Standby letters of credit | | 2,518,000 | 2,557,000 |
| | $ | 56,888,000 | 61,470,000 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial and residential properties.

Equity reserve and unused credit card lines are additional commitments to extend credit. Many of these customers are not expected to draw down their total lines of credit, and therefore, the total contract amount of these lines does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank issues both financial and performance standby letters of credit. The financial standby letters of credit are primarily to guarantee payment to third parties. As of December 31, 2003, there were $2,251,000 issued in financial standby letters of credit and the Bank carried no liability. The performance standby letters of credit are typically issued to municipalities as specific performance bonds. As of December 31, 2003 there were $267,000 issued in performance standby letters of credit and the Banks carried no liability. The terms of the guarantees will expire primarily in 2004. The Banks have experienced no draws on these letters of credit, and do not expect to in the future; however, should a triggering event occur, the Banks either have collateral in excess of the letter of credit or imbedded agreements of recourse from the customer.

The following methods and assumptions were used by the Company.

*(a)* ***Cash and Cash Equivalents***

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

*(b)* ***Securities***

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

*(c)* ***Loans***

Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

*(d)* ***Off-Balance-Sheet Instruments***

Fair values for the Company's off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the counterparties.

*(e)* ***Deposit Liabilities***

The fair values estimated for demand deposits (interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of the aggregate expected monthly maturities on time deposits.

*(f)* ***Federal Funds Sold/Purchased***

The carrying amount of federal funds sold/purchased approximates their fair values.

*(g)* ***Bank Owned Life Insurance***

The carrying amount is the cash surrender value for all policies.



(Continued)

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2003:

| | Carrying amount | Fair value |
|---|---|---|
| Financial assets: | | |
| Cash and cash equivalents | $ 30,644,000 | 30,644,000 |
| Securities available for sale | 63,692,000 | 63,692,000 |
| Loans, net | 312,929,000 | 316,702,000 |
| Bank owned life insurance | 2,975,000 | 2,975,000 |
| Financial liabilities: | | |
| Deposits | 374,214,000 | 374,591,000 |
| Off-balance-sheet liabilities: | | |
| Undisbursed loan commitments, lines of credit, Mastercard line, and standby letters of credit | — | 774,000 |

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2002:

| | Carrying amount | Fair value |
|---|---|---|
| Financial assets: | | |
| Cash and cash equivalents | $ 20,199,000 | 20,199,000 |
| Securities available for sale | 75,963,000 | 75,963,000 |
| Loans, net | 284,889,000 | 288,346,000 |
| Bank owned life insurance | 2,864,000 | 2,864,000 |
| Financial liabilities: | | |
| Deposits | 347,406,000 | 348,315,000 |
| Off-balance-sheet liabilities: | | |
| Undisbursed loan commitments, lines of credit, Mastercard line, and standby letters of credit | — | 750,000 |

The carrying amounts include $9,085,000 and $2,161,000 of nonaccrual loans (loans that are not accruing interest) at December 31, 2003 and 2002, respectively. Management has determined that primarily because of the uncertainty of predicting an observable market interest rate excessive amounts of time and money would be incurred to estimate the fair values of nonperforming assets. As such, these assets are recorded at their carrying amount in the estimated fair value columns. The following aggregate information is provided at December 31, about the contractual provisions of these assets:

| | | 2003 | 2002 |
|---|---|---|---|
| Aggregate carrying amount | $ | 9,085,000 | 2,161,000 |
| Effective rate | | 8.60% | 6.67% |
| Average term to maturity | | 1 month | 18 months |

## (14) Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located within San Mateo and San Francisco counties. Generally, the loans are secured by assets of the borrowers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank does not have significant concentrations of loans to any one industry.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

## (15) Regulatory Matters

The Company, as a bank holding company, is subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank have met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the regulatory agencies categorized the Company and each of the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or any of the Banks' categories.

The Company's actual capital amounts and ratios are also presented in the following table:

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2003: | | | | | | |
| Total risk-based capital (to risk weighted assets) | $ 54,231,000 | 14.15% | 30,669,000 ≥ | 8.00% | 38,337,000 ≥ | 10.00% |
| Tier I capital (to risk weighted assets) | 50,947,000 | 13.29 | 15,335,000 | 4.00 | 23,002,000 | 6.00 |
| Tier I capital (to average assets) | 50,947,000 | 12.06 | 16,899,000 | 4.00 | 21,124,000 | 5.00 |

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2002: | | | | | | |
| Total risk-based capital (to risk weighted Assets) | $ 52,787,000 | 14.87% | $ 28,391,000 ≥ | 8.0% | 35,489,000 ≥ | 10.0% |
| Tier I capital (to risk weighted assets) | 49,391,000 | 13.92 | 14,195,000 | 4.0 | 21,293,000 | 6.0 |
| Tier I capital (to average assets) | 49,391,000 | 12.16 | 16,247,000 | 4.0 | 20,309,000 | 5.0 |

## (16) Stock Option Plan

In 1997, the Company adopted an incentive employee stock option plan, known as the 1997 FNB Bancorp Plan. In 2002, the Company adopted an incentive employee option plan, known as the 2002 FNB Bancorp Plan. The plans allow the Company to grant options to employees of up to 314,594 shares, which includes effect of stock dividends, of common stock. Options currently outstanding become exercisable in one to five years from the grant date, based on a vesting schedule of 20% per year and expire 10 years after the grant date. The options exercise price is the fair value of the options at the grant date.

The fair value of each option granted is estimated on the date of grant using the fair value method with the following weighted average assumptions used for grants in 2003; dividend yield of 7% for the year; risk-free interest rate of 4.2%; expected volatility of 12%; expected life of 9.7 years; and weighted average fair value of $2.15. The assumptions used for grants in 2002; dividend yield of 7.4% for the year; risk-free interest rate of 3.8%; expected volatility of 12%; expected life of 10 years; and weighted average fair value of $0.40. The assumptions used for grants in 2001; dividend yield of 9% for the year; risk-free interest rate of 5.4%; expected volatility of 6.8%; expected life of 10 years; and weighted average fair value of $0.49.

| | **Shares** | | **Weighted average exercise price** |
|---|---|---|---|
| 2002 FNB Bancorp plan: | | | |
| Outstanding at January 1, 2002 | — | $ | 24.94 |
| Granted | 33,754 | | — |
| Expired/forfeited | (374) | | 24.94 |
| Outstanding at December 31, 2002 | 33,380 | | 24.94 |
| Granted | 41,954 | | 23.81 |
| Exercised | (220) | | 24.94 |
| Expired/forfeited | (1,509) | | 24.43 |
| Outstanding at December 31, 2003 | 73,605 | $ | 24.31 |
| Options exercisable at December 31, 2003 | 9,560 | $ | 24.72 |
| Options exercisable at December 31, 2002 | 1,651 | | 22.15 |

The following information applies to options outstanding at December 31, 2003:

| | | |
|---|---|---|
| Range of exercise prices | $ | 20.67-23.88 |
| Options outstanding | | 82,841 |
| Weighted average remaining contractual life (years) | | 6.2 |

A summary of the status of the Company's fixed stock option plans as of December 31, 2003, 2002, 2001 is presented below:

| | Shares | | Weighted average exercise price |
|---|---|---|---|
| 1997 FNB Bancorp Plan: | | | |
| Outstanding at January 1, 2001 | 77,407 | $ | 21.85 |
| Granted | 36,136 | | 21.64 |
| Expired/forfeited | (3,687) | | 22.38 |
| Outstanding at December 31, 2001 | 109,856 | | 21.82 |
| Exercised | (2,655) | | 21.39 |
| Expired/forfeited | (19,053) | | 22.07 |
| Outstanding at December 31, 2002 | 88,148 | | 21.82 |
| Exercised | (2,313) | | 22.17 |
| Expired/forfeited | (2,994) | | 21.46 |
| Outstanding at December 31, 2003 | 82,841 | $ | 21.82 |
| Options exercisable at December 31, 2003 | 54,464 | | 22.07 |
| Options exercisable at December 31, 2002 | 42,569 | | 22.15 |
| Options exercisable at December 31, 2001 | 30,659 | | 22.42 |

The following information applies to options outstanding at December 31, 2002:

| | | |
|---|---|---|
| Range of exercise prices | $ | 20.67 – 23.88 |
| Options outstanding | | 82,841 |
| Weighted average remaining contractual life (years) | | 6.2 |

## (17) Quarterly Data (Unaudited)

| | Quarterly | | | |
|---|---|---|---|---|
| | **First** | **Second** | **Third** | **Fourth** |
| 2003: | | | | |
| Interest income | $ 5,812,000 | 5,685,000 | 5,695,000 | 5,675,000 |
| Interest expense | 750,000 | 712,000 | 627,000 | 569,000 |
| Net interest income | 5,062,000 | 4,973,000 | 5,068,000 | 5,106,000 |
| Provision for loan losses | 620,000 | 120,000 | 40,000 | — |
| Net interest income, after provision for loan losses | 4,442,000 | 4,853,000 | 5,028,000 | 5,106,000 |
| Non-interest income | 979,000 | 959,000 | 1,004,000 | 1,084,000 |
| Non-interest expense | 4,596,000 | 4,639,000 | 4,368,000 | 4,315,000 |
| Income before income taxes | 825,000 | 1,173,000 | 1,664,000 | 1,875,000 |
| Provision for income taxes | 207,000 | 294,000 | 404,000 | 491,000 |
| Net earnings | $ 618,000 | 879,000 | 1,260,000 | 1,384,000 |
| Basic earnings per share | $ 0.24 | 0.34 | 0.49 | 0.55 |
| Diluted earnings per share | 0.24 | 0.34 | 0.49 | 0.54 |



(Continued)

| | | Quarterly | | | |
|---|---|---|---|---|---|
| | | First | Second | Third | Fourth |
| 2002: | | | | | |
| Interest income | $ | 6,528,000 | 6,555,000 | 6,516,000 | 6,560,000 |
| Interest expense | | 1,167,000 | 1,143,000 | 1,090,000 | 888,000 |
| Net interest income | | 5,361,000 | 5,412,000 | 5,426,000 | 5,672,000 |
| Provision for loan losses | | 75,000 | 75,000 | — | — |
| Net interest income, after provision for loan losses | | 5,286,000 | 5,337,000 | 5,426,000 | 5,672,000 |
| Non-interest income | | 686,000 | 790,000 | 905,000 | 927,000 |
| Non-interest expense | | 4,870,000 | 4,804,000 | 4,514,000 | 4,517,000 |
| Income before income taxes | | 1,102,000 | 1,323,000 | 1,817,000 | 2,082,000 |
| Provision for income taxes | | 336,000 | 308,000 | 457,000 | 409,000 |
| Net earnings | $ | 766,000 | 1,015,000 | 1,360,000 | 1,673,000 |
| Basic earnings per share | $ | 0.30 | 0.40 | 0.53 | 0.65 |
| Diluted earnings per share | | 0.30 | 0.40 | 0.53 | 0.65 |

**(18) Recent Accounting Pronouncements**

(a) In December 2003, the FASB issued a revised FIN No. 46, FIN 46R, which in part specifically addresses limited purpose trusts formed to issue trust preferred securities. In July 2003, the Board of Governors of the Federal Reserve issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. The Company does not believe the adoption of this interpretation will have a material impact on the Company s financial position or results of operations.

(b) SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, resulting in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. Implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. The Company adopted this Statement on July 1, 2003. There was no material impact on the Company s financial position or results of operations.



(Continued)

(c) SFAS No. 150 *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. In May 2003, the FASB issued SFAS No. 150, which establishes standards for how certain financial instruments with characteristics of both liabilities and equity should be measured and classified. Certain financial instruments with characteristics of both liabilities and equity will be required to be classified as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and July 1, 2003 for all other financial instruments with the exception of existing mandatorily redeemable financial instruments issued by limited life subsidiaries which have been indefinitely deferred from the scope of the statement. The Company does not believe the adoption of SFAS 150 will have a material impact on the Company's financial position or results of operations.

(d) Statement of Position 03-3 ( SOP 03-3 ): *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*. In December 2003, the American Institute of Certified Public Accountants (AICPA) issued SOP 03-3. SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances can not be created nor carried over in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, accounting by Creditors for Impairment of a Loan. This SOP is effective for loans acquired after December 31, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company's financial position or results of operations.

## (19) Condensed Financial Information of Parent Company

The parent company-only condensed balance sheets, condensed statements of income, and condensed statements of cash flows information are presented as of and for the year ended December 31, as follows:

| **FNB Bancorp**<br>**Condensed balance sheet** | | **2003** | **2002** |
|---|---|---|---|
| Assets: | | | |
| Cash and due from banks | $ | 65,000 | 117,000 |
| Investments in subsidiary | | 51,857,000 | 51,295,000 |
| Other assets | | 403,000 | 392,000 |
| Total assets | $ | 52,325,000 | 51,804,000 |
| Liabilities: | | | |
| Other liabilities | $ | 303,000 | 601,000 |
| Stockholders' equity | | 52,022,000 | 51,203,000 |
| Total liabilities and stockholders' equity | $ | 52,325,000 | 51,804,000 |

| **FNB Bancorp<br>Condensed statement of income** | | **2003** | **2002** |
|---|---|---|---|
| Income: | | | |
| Dividend income from subsidiary | $ | 2,509,000 | 1,478,000 |
| Total income | | 2,509,000 | 1,478,000 |
| Expense: | | | |
| Interest expense | | — | 6,000 |
| Other expense | | 4,000 | 177,000 |
| Total expense | | 4,000 | 183,000 |
| Income before income taxes and equity in undistributed earnings of Subsidiary | | 2,505,000 | 1,295,000 |
| Income tax expense | | (36,000) | 309,000 |
| Income before equity in undistributed earnings of subsidiary | | 2,541,000 | 986,000 |
| Equity in undistributed earnings of subsidiary | | 1,635,000 | 3,828,000 |
| Net earnings | $ | 4,176,000 | 4,814,000 |

| **FNB Bancorp<br>Condensed statement of cash flows** | | **2003** | **2002** |
|---|---|---|---|
| Net earnings | $ | 4,176,000 | 4,814,000 |
| Change in other assets | | (11,000) | (292,000) |
| Change in other liabilities | | (298,000) | 601,000 |
| Undistributed earnings of subsidiary | | (1,635,000) | (3,828,000) |
| Cash flows provided by operating activities | | 2,232,000 | 1,295,000 |
| Increase in investment to subsidiary | | 309,000 | (13,000) |
| Capital expenditures | | — | (100,000) |
| Cash flows used in investing activities | | 309,000 | (113,000) |
| Proceeds from exercise of common stock options | | 57,000 | 56,000 |
| APIC | | 3,000 | — |
| Dividends paid | | (1,476,000) | (1,121,000) |
| Repurchases of common stock | | (1,177,000) | — |
| Cash flows provided by financing activities | | (2,593,000) | (1,065,000) |
| Net increase in cash | | (52,000) | 117,000 |
| Cash, beginning of period | | 117,000 | — |
| Cash, end of period | $ | 65,000 | 117,000 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

As previously reported by the Company, the Board of Directors of the Company, on September 27, 2002, approved the recommendation of the Audit Committee of the Board of Directors to change the Company's independent auditors. The firm of Grant Thornton LLP served the Company as independent auditors for the 2001 fiscal year. On September 27, 2002, the Company notified Grant Thornton LLP of their dismissal and termination as independent auditors for the Company, effective September 30, 2002. Also as previously reported, the Company engaged KPMG LLP as the Company's independent auditors for the 2002 fiscal year, effective as of September 30, 2002, and have engaged them for the 2003 fiscal year as well.

## ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting. The Company's management, including the Chief executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2003. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

## PART III

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits.

| Exhibit Number | Document Description |
|---|---|
| **2.1 | Agreement and Plan of Reorganization between the Registrant and First National Bank of Northern California, dated as of November 1, 2001 (included as Annex A to the proxy statement/prospectus). |
| **3.1 | Articles of Incorporation of FNB Bancorp. |
| **3.2 | Bylaws of FNB Bancorp. |
| **4.1 | Specimen of the Registrant's common stock certificate. |
| **10.1 | Lease agreement dated April 24, 1995, as amended, for Eureka Square Branch Office of First National Bank of Northern California at Eureka Square Shopping Center, Pacifica, California. |
| **10.2 | Lease agreement dated June 8, 1999, as amended, for Linda Mar Branch Office of First National Bank of Northern California at Linda Mar Shopping Center, Pacifica, California. |
| **10.3 | Lease agreement dated August 21, 1996, as amended, for Flower Mart Branch Office of First National Bank of Northern California at 640 Brannon Street, Suite 102, San Francisco, California. |
| **10.4 | Sublease agreement dated February 10, 1997, for San Mateo Branch Office of First National Bank of Northern California at 491 El Camino Real, Suite B, San Mateo, California (terminated). |
| **10.5 | Lease Agreement dated April 13, 2000, for the Business Banking Division of First National Bank of Northern California at 520 South El Camino Real, Suite 430, San Mateo, California (terminated). |
| **10.6 | First National Bank of Northern California 1997 Stock Option Plan.* |
| **10.7 | Form of Nonstatutory Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.* |
| **10.8(a) | Form of Incentive Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.* |
| **10.8(b) | Form of Incentive Stock Option Agreement (Standard Provisions Under the First National Bank of Northern California 1997 Stock Option Plan.* |
| **10.9 | First National Bank Profit Sharing and 401(k) Plan dated August 26, 1969.* |
| **10.10 | First National Bank Deferred Compensation Plan dated November 1, 1997.* |
| **10.11 | Salary Continuation Agreement between First National Bank of Northern California and Michael R. Wyman, dated December 20, 1996.* |
| **10.12 | Salary Continuation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 20, 1996.* |
| **10.13 | Salary Continuation Agreement between First National Bank of Northern California and James B. Ramsey, dated December 23, 1999.* |

| | |
|---|---|
| **10.14 | Form of Management Continuity Agreement signed on July 20, 2000, between First National Bank of Northern California and Jim D. Black, Charles R. Key and Anthony J. Clifford.* |
| **10.15 | Business Loan Agreement, dated August 15, 2001, between FNB Bancorp, as Borrower, and Pacific Coast Bankers' Bank, as Lender, with Promissory Note and related Loan Documents. |
| **10.16 | Communications Site Lease Agreement as amended dated March 30, 1999, between First National Bank of Northern California, as Lessor and Nextel of California, Inc. as Lessee, with respect to Redwood City Branch Office. |
| **10.17 | Note secured by Deed of Trust dated November 26, 1991, and Modification Agreement dated September 1, 1999, between First National Bank of Northern California, as borrower, and Bertha Donati and Julio Donati, as lenders, with respect to the Colma Branch Office of First National Bank of Northern California. |
| **10.18 | Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 5, 2001.* |
| ***10.19 | First Amendment to Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated March 22, 2002.* |
| ****10.20 | FNB Bancorp Stock Option Plan (effective March 15, 2002)* |
| ****10.21 | FNB Bancorp Stock Option Plan, Form of Incentive Stock Option Agreement* |
| ****10.22 | FNB Bancorp Stock Option Plan, Form of Nonstatutory Stock Option Agreement* |
| *****10.23 | FNB Bancorp 2002 Stock Option Plan (adopted June 28, 2002)* |
| *****10.24 | FNB Bancorp 2002 Stock Option Plan, Form of Incentive Stock Option Agreement* |
| *****10.25 | FNB Bancorp 2002 Stock Option Plan, Form of Nonstatutory Stock Option Agreement* |
| 10.26 | Lease agreement dated August 13, 2003, for San Mateo Branch Office of First National Bank of Northern California, located at 150 East Third Avenue, San Mateo, CA 94401 |
| 14.0 | Code of Ethics |
| 21.1 | The Registrant has one subsidiary, First National Bank of Northern California. |
| 23.1 | Consent of KPMG LLP |
| 23.2 | Consent of Grant Thornton LLP |
| 31.0 | Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.0 | Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

---

* Denotes management contracts, compensatory plans or arrangements.

** Incorporated by reference to registrant's Registration Statement on Form S-4 (No. 333-74954) filed with the Commission on December 12, 2001.

*** Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2002.

**** Incorporated by reference to registrant's Registration Statement on Form S-8 (No. 333-91596) filed with the Commission on July 1, 2002.

***** Incorporated by reference to registrant's Registration Statement on Form S-8 (No. 333-98293) filed with the Commission on August 16, 2002.

---

(b) Reports on Form 8-K. The following reports on Form 8-K were filed by the Company during the last quarter of 2003:

| Date of Report | Date Filed | Subject of Report |
|---|---|---|
| November 28, 2003 | December 2, 2003 | Declared cash and stock dividend |

An Annual Report for the fiscal year ended December 31, 2003, and Notice of Annual Meeting and Proxy Statement for the Company's 2004 Annual Meeting will be mailed to security holders subsequent to the date of filing this Report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**FNB BANCORP**

Dated: March 26, 2004

By: ______________________
Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| Michael R. Wyman | Chairman of the Board of Directors | March 26, 2004 |
| Thomas C. McGraw | Director, Chief Executive Officer and Secretary | March 26, 2004 |
| James B. Ramsey | Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | March 26, 2004 |
| Neil J. Vannucci | Director | March 26, 2004 |
| Edward J. Watson | Director | March 26, 2004 |

| | | |
|---|---|---|
| Daniel J. Modena | Director | March 26, 2004 |
| Lisa Angelot | Director | March 26, 2004 |
| Jim D. Black | Director and President | March 26, 2004 |
| Anthony J. Clifford | Director and Executive Vice President and Chief Operating Officer | March 26, 2004 |
| R. Albert Roensch | Director | March 26, 2004 |

**Exhibit 31**

## Rule 13a-14(a)/15d-14(a) Certifications

I, Thomas C. McGraw, Chief Executive Officer (Principal Executive Officer) of the registrant, FNB Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting; and

Date: March 26, 2004

Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer)

I, James B. Ramsey, Senior Vice President and Chief Financial Officer (Principal Financial Officer) of the registrant, FNB Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; andin the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2004.

James B. Ramsey
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

**Exhibit 32**

## Section 1350 Certifications

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of FNB Bancorp, a California corporation (the "Company"), does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2003 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2004.

Thomas C. McGraw
Chief Executive Officer

Dated: March 26, 2004.

James B. Ramsey
Senior Vice President
and Chief Financial Officer

A signed original of this statement required by Section 906 has been provided to FNB Bancorp and will be retained by FNB Bancorp and furnished to the Securities and Exchange Commission or its staff upon request.

Three Embarcadero Center
San Francisco, CA 94111

**Independent Auditors' Consent**

The Board of Directors
FNB Bancorp:

We consent to incorporation by reference in the registration statements (No. 333-91596, 333-98293, and 333-106363) on Forms S-8 of FNB Bancorp of our report dated February 28, 2004, relating to the consolidated balance sheets of FNB Bancorp and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended, which report appears in the December 31, 2003, annual report on Form 10-K of FNB Bancorp.

KPMG LLP

San Francisco, California
March 30, 2004

## CONSENT OF INDEPENDENT AUDITORS

We have issued our report dated January 31, 2002, accompanying the consolidated financial statements of FNB Bancorp and Subsidiary and included in the Annual Report on Form 10-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statements of FNB Bancorp and Subsidiary on Forms S-8 (File no. 333-91596, effective July 1, 2002, File no. 333-98293, effective August 16, 2002, and File no. 333-106363, effective June 23, 2003).

GRANT THORNTON LLP

San Francisco, California
March 29, 2004

(THIS PAGE INTENTIONALLY LEFT BLANK)

# Corporate Information

### *Stock Exchange*

FNBC common stock is listed on The Bulletin Board under ticker symbol FNBG. For other shareholder related questions, call The Finance Department (650) 588-6800.

### *Dividend Payments*

Dividend payments are paid following a declaration by our Board of Directors and have historically been paid quarterly.

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale CA 91204-2991
(800) 835-8778

### *Form 10-K*

All shareholders receive a copy of the corporation's proxy statement and annual report (Form 10-k) which are filed with the Securities and Exchange Commission. Others interested in receiving these reports can contact the Finance Department listed below

### *Requests for Information*

Shirley Cabanero
Finance Officer
975 El Camino Real
South San Francisco 94080

James B. Ramsey
Sr. Vice President
975 El Camino Real
South San Francisco 94080

FNB Bancorp